                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-101677

PROSPECTUS

                                 DECORIZE, INC.

                          Common Stock, $.001 par value

                                3,292,427 Shares

         The selling stockholders named in this prospectus may use this prospectus to offer and sell up to 3,292,427 shares of our common stock from time to time, including 1,043,571 shares that are currently outstanding,
1,713,142 shares that are issuable to the selling stockholders upon exercise of outstanding warrants and 535,714 shares that are issuable upon conversion of a convertible term note. The selling stockholders will receive all the proceeds from the sale of the offered shares. See "Selling Stockholders" on page 10 of this prospectus.

         Our common stock is traded on the American Stock Exchange under the symbol "DCZ". The last reported sales price of the common stock on the American
Stock Exchange on January 20, 2004, was $1.05 per share.

         The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 3 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

         Decorize, Inc. is a Delaware corporation. Our principal executive offices are located at 1938 E. Phelps, Springfield, Missouri, 65802 and our
phone number is (417) 879-3326. In this prospectus, references to "Decorize,"
"we," "us" and "our" refer to Decorize, Inc. and its subsidiaries.

                           --------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                           --------------------------

                The date of this prospectus is January 21, 2004.

                                       i

Management's Discussion and Analysis of Financial Condition

Changes in and Disagreements with Accountants on

                                       ii

                               PROSPECTUS SUMMARY

         Investors should pay particular attention to the information regarding investment risks related to Decorize and this offering of its common stock that are included in the section entitled "Risk Factors" on page 3 of this prospectus.

Our Company

         Decorize is a home furnishings and accents company that was founded in
March 2000 and became a publicly-traded company in July 2001 through a reverse merger with Guidelocator, Inc., a development stage company that was formed to provide an internet database containing information on fishing guides around the world. The merger has been accounted for as a recapitalization of Decorate,
Inc., a predecessor to Decorize. We did not pursue any fishing guide related business after the merger, and our company has focused on the sale of furniture and home decor products to national and local retailers and individual interior decorators since that time. More than 80% of the products sold during our most recent fiscal quarter were manufactured for us by suppliers located in the Far
East. Shares of Decorize common stock traded on the over-the-counter market until Decorize's common stock became listed for trading on the American Stock
Exchange in March 2002.

         Our home furnishings business operates as a "source to business"
supplier, which is designed to serve both large and small United States retail customers. We ship the majority of our products directly from overseas manufacturers to our retail customers, and we are not aware of any competitors to Decorize that have adopted our model. We believe that product value, item uniqueness, product selection and delivery options are the primary factors that influence our customers' purchasing decisions. Decorize's objective in evaluating our shipping methods, pricing, product offerings and other aspects of our business model has been to determine how to enable Decorize to surpass the offerings of industry competitors with respect to these major factors. We are continuing to transition manufacturing that is done for or by Decorize in the
United States to our suppliers in the Far East.

         Decorize operates as one business unit with three brands: decorize.com,
GuildMaster and Faith Walk Designs. We acquired GuildMaster in June 2001, and completed the acquisition of Faith Walk in July 2001. Each of our brands operated as a separate company prior to being acquired by Decorize. For more information about our business, see "Description of Business" on page 20 of this prospectus.

Terms of the Offering

Common stock offered by
our selling stockholders                     3,292,427 shares

Common stock to be
outstanding after                            the offering 13,619,549
                                             shares (assumes all warrants and
                                             convertible securities held by the
                                             selling stockholders are exercised
                                             and that all shares offered are
                                             sold)

Use of Proceeds                              We will not receive any
                                             proceeds from the sale of the
                                             common stock offered by the selling
                                             stockholders.

American Stock Exchange symbol               DCZ

Recent Developments

         On December 18, 2003, Decorize announced that it had reached an agreement in principal for SRC Holding Corporation, a current Decorize stockholder, to invest $500,000 in a newly created series of Decorize convertible preferred stock. The new series of preferred stock would (i) be convertible into shares of common stock for $1.00 per share, (ii) be subject to mandatory conversion if the closing price of our common stock is at least $2.50 per share for ten consecutive trading days, and the average trading volume has been at least 40,000 shares per day for twenty trading days, (iii) accrue dividends at 8% per annum, (iv) be redeemable by Decorize upon our payment of a redemption premium, and be redeemable at the request of SRC on the third anniversary of issuance. In addition, SRC would receive warrants for 750,000 shares of common stock, exercisable for $1.40 per share. SRC would be given the conditional right to appoint two directors to our board of directors following the closing. The holders of preferred stock will have no other voting rights, unless they convert their shares into shares of common stock, or as otherwise required by applicable law. The proposed transaction remains subject to Decorize and SRC completing negotiations on a securities purchase agreement and related documentation providing for final terms of the offer and sale of
Decorize preferred stock and warrants. In connection with the investment Steve
Crowder, an officer of SRC will become President and Chief Executive Officer of
Decorize. Jim Parsons, our current President and Chief Executive Officer, will resume his role as the head of our product development team, and Kevin Bohren will continue to serve as Chairman of the Board of Directors. In addition, SRC has indicated that Mr. Crowder and Steve Fox, Managing Director of Quest
Capital, will be SRC's initial appointees to the Decorize Board of Directors.

Summary Financial Information

         Below is a table summarizing our consolidated financial information.
The summary financial data set forth below have been derived from our audited and unaudited financial statements included in this prospectus beginning on page
F-1. All financial data contained in this prospectus represent historical information and do not necessarily indicate our future results.

                                                         Three Months Ended                  Year Ended
                                                     ---------------------------         ------------------
                                              September 30, 2002  September 30, 2003 June 30, 2002 June 30, 2003
                                              ------------------  ------------------ ------------- -------------
                                                  (unaudited)        (unaudited)
Statement of Operations Data:
Net sales                                        $   5,215,314        $  3,696,176  $ 14,081,833  $ 15,404,514
Gross profit                                         1,939,900             835,022     4,941,465     5,790,197
Operating expenses                                   1,637,495           1,493,512     6,561,754     6,279,689
Income (loss) from operations                          302,405           (658,490)   (1,620,289)     (489,492)
Other expense                                        (138,210)           (199,569)     (363,853)     (662,913)
Income (loss) before income taxes                      164,195           (858,059)   (1,984,142)   (1,152,405)
Net income (loss)                                      164,195           (858,059)   (2,016,842)   (1,152,405)
Basic income (loss) per share                             0.02              (0.07)        (0.20)        (0.11)
Diluted income (loss) per share                           0.02              (0.07)        (0.20)        (0.11)
Weighted average common shares outstanding -        10,432,774          11,270,693    10,306,274    10,913,004
basic
Weighted average common and dilutive shares         10,698,628          11,270,693    10,306,274    10,913,004
outstanding

                                                                                           As of September 30, 2003
                                                                                           ------------------------
                                                                                                 (unaudited)
Balance Sheet Data:
Working capital                                                                                $     1,027,720
Total assets                                                                                         7,506,262
Capital lease obligations, less current maturities                                                      76,202
Long-term debt, less current portion                                                                    64,690
Notes payable to stockholders                                                                        1,803,010
Stockholders' equity                                                                                 3,077,679

                                  RISK FACTORS

         The value of our business and an investment in our common stock is subject to the significant risks inherent in our business. Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus. If any of the events described below actually occur, our profitability may decline or we may incur losses, which in turn could cause the price of our common stock to decline, perhaps significantly.

                          Risks Related To Our Company

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

         The concept for Decorize's business model was developed in 2000. The acquisitions of our two operating subsidiaries were completed in June 2001 and
July 2001, respectively. Even though these two operating subsidiaries have operated independently for some time, we have a limited operating history in our current combined form, which makes it difficult to evaluate our business on the basis of historical operations. Also, our largest brand, decorize.com, which accounted for approximately 58% of our sales in fiscal 2003, has only been operational since April 2000. As a consequence, our past results may not be indicative of future results. Although this is true for any business, it is particularly true for us because of our limited operating history. Reliance on historical results may hinder our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. For example, if we overestimate our future sales for a particular period or periods based on our historical growth rate, we may increase our overhead and other operating expenses to a greater degree than we would have if we correctly anticipated the lower sales level for that period and reduced our controllable expenses accordingly. If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

We have incurred losses historically, and we may not be able to attain or maintain profitability.

         We incurred a net loss of $1.2 million for the fiscal year ended June
30, 2003, and another net loss of $858,059 for the three months ended September
30, 2003. Although our level of revenues has increased significantly since the beginning of fiscal 2002, our operating expenses have also increased, and a recent increase in cost of sales has caused our operating margins to decrease further. We cannot assure you that we can reduce or eliminate our operating losses in the future, even if sales increase from their current levels. We will need to generate greater revenues to achieve and maintain profitability in the future. If our operating losses continue on a long-term basis, our stock price may decline, perhaps significantly, and you could lose the value of your investment.

We failed to meet a financial covenant under our factoring agreement in fiscal
2003, and if we are unable to meet our covenants in the future, then we could lose our factoring arrangement, which could cause our business to fail.

         For the fiscal year ended June 30, 2003, we incurred a net loss of $1.2 million, which exceeded the net income financial covenant under our factoring agreement with CIT Group/Commercial Services dated January 30, 2003. CIT waived our noncompliance for fiscal 2003 and amended the factoring agreement to require that we have a net loss of no more than $600,000 for fiscal 2004 and net income of no less than $1 for each fiscal year thereafter. Our current business plan contemplates significant non-cash expenses in connection with our financing and investor relations activities during fiscal 2004, and we currently project that we will not be in compliance with the amended covenants for fiscal 2004. If we fail to comply with our financial covenants, we expect to again request a waiver from CIT. We have informed CIT of our projected noncompliance with the net income covenant, and CIT has indicated it will consider a waiver at the completion of fiscal 2004. If we fail to meet any financial or operating covenants under the factoring agreement, and if CIT refuses to waive any such non-compliance, then CIT could declare a default, terminate the factoring agreement and foreclose on all accounts and related collateral that secure our obligations under the factoring agreement. A foreclosure of those accounts would be disruptive to our business and could harm our relationships with customers who would be contacted during the collection of those accounts by CIT.
Furthermore, if CIT terminates the factoring agreement because of our default, and we are unable to promptly obtain replacement financing, then our cash flow may be severely restricted. The reduction in available cash flow combined with the impact of any business disruption from a foreclosure by CIT could cause us to become less

profitable or incur higher losses, which in turn could cause the price of our stock to decline and you to lose the value of your investment.

Our customers have no obligation to purchase from us, which may result in sudden declines in sales.

         Our customer mix currently consists of approximately twelve large retailers, and more than a thousand small retailers, designers and decorators.
We do not have supply agreements or other volume commitments that are binding on our customers, and our sales originate solely from individual purchase orders that we negotiate with our individual customers. As a consequence, our customers are not obligated to purchase any amount of our products and they may choose to stop or decrease their level of product purchases from us at any time, without giving us prior notice. This could cause our sales to fluctuate, and we could experience a sudden and unexpected decline in sales. We could experience unexpected operational losses if our customer sales were to decline significantly without notice. Furthermore, our revenue projections are subject to greater uncertainty than if we had volume commitments from one or more of our largest customers. Although our top five customers in fiscal year 2003 accounted for approximately 59% of our revenues in that year, we cannot assure you that these customers, or any of our customers, will continue to purchase our products in significant volume, or at all.

We are implementing a strategy to grow and expand our business, which is expensive and may not generate increases in our revenues.

         We intend to expand our business, and we are incurring expenses associated with our growth and expansion. Although we recently raised funds through private offerings to implement our growth strategy, these funds may not be adequate to offset all of the expenses we incur in expanding our business. As part of our growth strategy, we have expanded our technology infrastructure by installing new telephony and information systems at a cost in excess of
$150,000. In addition, during the last fiscal year we hired additional personnel in the United States and overseas, which caused our operating expenses to increase. We intend to hire additional employees overseas and to continue upgrading our technological infrastructure to improve quality and cost controls, operating efficiency, and customer service capabilities. We will need to generate greater revenues to offset expenses associated with our growth, and we may be unsuccessful in achieving greater revenues, despite our attempts to grow our business. If our growth strategies do not result in increased revenues, we may have to abandon our plans for further growth or even reduce the current size of our operations.

We may need to raise additional funds, and these funds may not be available when we need them.

         Based on our current plans, we are adjusting our operating expenses so that cash generated from operations and from working capital financing and other short term financing is expected to be sufficient for the foreseeable future to fund our operations at our currently forecasted levels. However, if our forecasts are inaccurate, we will need to raise additional funds. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services and products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. There can be no assurance that additional financing will be available when needed on favorable terms, or at all. If these funds are not available when we need them, then we may need to change our business strategy and reduce our rate of growth.

We must effectively manage the growth of our operations, or we may outgrow our current infrastructure.

         During the period from June 1, 2001 to September 30, 2003, our total number of employees increased from 7 to 60, including 8 employees in Asia. We experienced high sales growth in fiscal year 2002, which at times exceeded the capacity of our infrastructure and resulted in a backlog of customer orders. We were able to resolve those capacity issues by hiring additional personnel and upgrading our technology infrastructure, and we will continue pursuing additional sales growth for our company. If we expand too quickly, or if our infrastructure does not improve rapidly enough, our customer orders could again outpace our ability to meet our customers' needs, which could force us to delay or reduce customer orders. Expanding our infrastructure will be expensive, and will require us to train our workforce, and improve our financial and managerial controls to keep pace with the growth of our operations.

We may engage in acquisitions, which will consume resources and may be unsuccessful or unprofitable.

         We may explore the possibility of acquiring other businesses; however, acquisitions are not always successful or profitable. Any future acquisitions could expose us to risks, including risks associated with assimilating new operations, technologies and personnel; diversion of resources from our existing businesses; inability to generate revenues sufficient to offset associated acquisition costs; and risks associated with the maintenance of uniform standards, controls, procedures and policies. Acquisitions may also result in additional expenses from amortizing acquired intangible assets. If we attempt an acquisition and are unsuccessful in its completion, we will likely incur significant expenses without any benefit to our company. If we are successful in completing an acquisition, the risks and other problems we face may ultimately make the acquisition unprofitable. Failed acquisition transactions and underperforming completed acquisitions would burden us with significant costs without any corresponding benefits to us, which could cause our stock price to decrease, perhaps significantly.

We face substantial competition from numerous sources, many of which have access to better resources.

         Competition in the wholesale market for home furnishings is intense. We compete with a diverse group of wholesalers ranging from internet businesses to traditional brick-and-mortar companies, many of which have greater resources than Decorize. We believe that barriers to entry in the wholesale furniture and home furnishings market are not significant and start-up costs are relatively low, so our competition may increase in the future. Our belief that there are minimal barriers to entry is based on our observation that operations such as
Decorize's do not require the wholesalers to own warehouses, showrooms and factories to operate, which we think is because (i) our direct ship business model can be operated with minimal warehousing needs and costs, which are significantly less than traditional models, (ii) wholesale product orders can be placed after receipt of customer orders, in order to further reduce warehousing needs, (iii) samples can be shown to customers at little or no cost, without the necessity of showroom space for actual product, (iv) if a competitor wants showroom space, it is typically available for lease at competitive rates in most
United States markets, and (v) all manufacturing can be done by third party suppliers, so there is no need to own or lease a manufacturing facility. New competitors may be able to launch new businesses similar to ours, and current competitors may replicate our business model, at a relatively low cost. If wholesalers with significantly greater resources than Decorize decide to replicate our business model, they may be able to quickly gain recognition and acceptance of their business methods and products through marketing and promotion. We may not have the resources to compete effectively with current or future competitors. If we are unable to effectively compete, we will lose sales to our competitors and our revenues will decline.

Our directors have the ability to significantly influence any matters to be decided by the stockholders, which may prevent or delay a change in control of our company.

         The current members of our board of directors beneficially own, in the aggregate, approximately 37.0% of our common stock, on a fully diluted basis.
Our directors will continue to own a significant portion of the common stock after completion of the offering by the selling stockholders. As a result, if they choose to vote in concert, our directors are collectively able to significantly influence the outcome of any corporate matters submitted to our stockholders for approval, including any transaction that might cause a change in control, such as a merger or acquisition. It is unlikely that stockholders in favor of a matter that is opposed by the board of directors, would be able to obtain the number of votes necessary to overrule the board.

Because we do not manufacture or warehouse most of our products in the United
States, a disruption in the delivery of imported products may have a greater effect on us than on our competitors.

         We primarily import products that we have purchased or had manufactured for us overseas. Merchandise imported directly from these overseas manufacturers currently accounts for approximately 92% of our total purchases. Because we import the majority of our products and deliver them directly to our customers, we believe that disruptions in shipping deliveries may have a greater effect on us than on competitors who manufacture or warehouse products in the United
States. Deliveries of our products may be disrupted through factors such as:

     o    raw material shortages, work stoppages, strikes and political unrest;
     o    problems with ocean shipping, including work stoppages and shipping container shortages;
     o    increased inspections of import shipments or other factors causing delays in shipments; and
     o    economic crises, international disputes and wars.

         For example, we experienced significant delays in shipments due to a dockworkers dispute on the West Coast in fiscal 2003. The delays from this dispute resulted in the cancellation of some customer orders, since we could not obtain products from overseas in a timely manner. Although we managed to minimize the impact of the delays, a longer dispute could have placed us at a serious disadvantage to some of our competitors. Most of our competitors warehouse products that they import from overseas, which allows them to continue delivering their products despite overseas shipping disruptions, at least in the short term. If our competitors are able to deliver products when we cannot, our reputation may be damaged and we may lose customers to our competitors.

If we were required to purchase our imported products in foreign currencies instead of United States dollars, we would be subject to currency rate fluctuations.

         Currently, the products we buy abroad are priced in United States dollars, so we are not directly affected by changes in foreign exchange rates.
If we are required to pay for goods in foreign currencies in the future, then we would be affected by fluctuating currency exchange rates. In that event, we will attempt to enter into foreign currency exchange contracts with major financial institutions to hedge the overseas purchase transactions and limit our exposure to those fluctuations. If we were not able to successfully protect ourselves against those currency rate fluctuations, then our profits on the products subject to those fluctuations would also fluctuate and could cause us to be less profitable or incur losses, even if our business is doing well.

We may need to substantially increase our marketing efforts in order to grow our business, which is expensive.

         In order to grow our business, we will need to develop and maintain widespread recognition and acceptance of Decorize, our business model, and our products. We believe that we have presented our product offering to only a small percentage of the large and medium sized retailer market. Currently, we rely primarily on word of mouth from our existing customers and contacts we develop personally through industry events to promote and market Decorize. In order to successfully grow Decorize, we may need to significantly increase our financial commitment to creating awareness and acceptance of Decorize among retailers, which would be expensive. In fiscal year 2003, marketing and advertising expenses were $38,200, which is less than 1% of our operational expenses for that year. If we fail to successfully market and promote our business, we could lose current customers to our competitors, or our growth efforts may be ineffective. If we incur significant expenses promoting and marketing Decorize, it could cause our profitability to decline.

Our businesses are not diversified, which could result in significant fluctuations in our operating results.

         All of our business is involved in the retail and wholesale marketing of furniture and other home products, and accordingly is dependent upon trends in the home furnishings sector. Downturns in the home furnishings sector could have a material adverse effect on our business. A downturn in the home furnishings sector may reduce our stock price, even if our business is successful.

We have not paid dividends in the past, and do not anticipate paying dividends in the future.

         We have not paid or declared cash dividends to the holders of our common stock, and do not intend to do so in the foreseeable future. We intend to use any excess funds from our operations to operate and grow Decorize. We cannot assure you that we will ever pay dividends to the holders of our common stock.

                         Risks Related To This Offering

Future sales of our common stock in the public market, or the perception that such sales could occur, could cause our stock price to decline, even if our business is doing well.

         The market price of our common stock could drop if a substantial number of shares are issued, particularly if they are sold in the public market or if the market perceives that such sales could occur. An excess number of available shares on the market is likely to depress our stock price. We have issued a number of warrants, options and convertible securities that are currently outstanding, including:

          o    warrants to purchase up to 3,033,142 shares of our stock, at exercise prices ranging from $1.40 to $4.00, 1,713,142 of which shares are being registered for resale by Decorize on behalf of the selling stockholders;

          o    convertible securities for the purchase of up to 535,714 shares of common stock at an average conversion price of $1.40 per share, all of which are being registered for resale in this offering; and

          o    options to purchase 1,117,647 shares of common stock under our employee stock incentive plan.

In addition to the securities listed above, we may issue up to 1,882,353 additional shares under our employee stock incentive plan.

         Pursuant to this prospectus, on behalf of the selling stockholders we are registering and listing for sale on AMEX, 3,292,427 shares of common stock, including 1,713,142 shares that are issuable to the selling stockholders upon exercise of outstanding warrants and 535,714 shares that are issuable upon conversion of a convertible term note. These shares are described in the
"Selling Stockholders" section on page 10 of this prospectus. After these shares are registered, they may be sold in the public market, which could cause the market price of our common stock to drop by increasing the number of shares offered for sale to the public. An overabundance of available shares on the market may limit the price growth potential of our common stock even if our business is doing well, because the available supply may exceed the demand for our shares. In addition, these securities may impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

The current public market for our common stock is limited and highly volatile, which generally affects the price of our common stock.

         The shares of common stock offered pursuant to this prospectus will be listed for trading on AMEX. However, we have only been listed on AMEX since
March 2002, and trading activity in our common stock should be considered sporadic, illiquid and highly volatile. An active trading market for our common stock may not exist in the future. Even if a market for the common stock offered pursuant to this prospectus continues to exist, investors may not be able to resell their common stock at or above the purchase price for which such investors purchased such shares.

Because of our low stock price, we may become subject to "penny stock"
regulations, which place restrictions on the trading of our stock.

         The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exemptions. Decorize is currently exempt from complying with the SEC's penny stock regulations because our common stock is listed for trading on AMEX. However, we could become subject to the penny stock regulations if we are delisted from AMEX or if the SEC expands the coverage of its penny stock regulations so that AMEX listing is no longer an exemption. The penny stock regulations provide that, unless an exemption is available, a penny stock transaction must be preceded by the delivery of a disclosure schedule explaining the penny stock market and its risks. In addition, under these regulations broker/dealers who recommend penny stocks to persons other than established customers and certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to the proposed transaction prior to the sale. If we become subject to penny stock

regulations, it would be more difficult for investors to purchase or sell our common stock due to the additional restrictions imposed by those regulations, which could depress our stock price.

Our forward-looking statements may prove to be inaccurate.

         This prospectus and the Registration Statement on Form SB-2 of which this prospectus is a part, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange
Act, including statements about Decorize's forecasts, expectations, beliefs, performance, plans, strategy, objectives, and intentions. Although we believe that the forecasts, expectations, beliefs, performance, plans, strategy, objectives and intentions reflected in, or suggested by, those forward-looking statements are reasonable, it is possible that one or more, or even all, of them may not be achieved or realized. Factors that could cause actual results to differ materially from the forward-looking statements made in this prospectus are set forth in this "Risk Factors" section and elsewhere in this prospectus.
All forward-looking statements attributable to Decorize are qualified in their entirety by those cautionary statements. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         This prospectus and the Registration Statement on Form SB-2 of which this prospectus is a part contain forward-looking statements. The words
"intend," "anticipate," "believe," "estimate," "plan" and "expect," and similar expressions as they relate to us, are included to identify these forward-looking statements. Forward-looking statements include those that address activities, developments or events that we expect or anticipate will or may occur in the future. All statements other than statements of historical facts contained in this prospectus and the registration statement, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The actual outcome of the events described in these forward-looking statements could differ materially. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

          o    the risks associated with growth;

          o    our inability to purchase and manufacture merchandise at
               attractive prices;

          o    changes in consumer demand and preferences that cause people to desire products other than those traditionally offered by
               Decorize; and

          o    risks associated with our lack of liquidity.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

         A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and any prospectus supplement. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus and the applicable prospectus supplement.

                               RECENT DEVELOPMENTS

On December 18, 2003, Decorize announced that it had reached agreement in principal with SRC Holding Corporation, an existing stockholder, on the general business terms for SRC to purchase 500,000 shares of a newly created series of cumulative convertible preferred stock of Decorize for an aggregate purchase price of $500,000. The current terms of the proposed investment include the following:

          (i)  each share of preferred stock is convertible into one share of common stock at the option of SRC, and the shares are subject to mandatory conversion if the closing price of Decorize common stock is at least $2.50 per share for ten consecutive trading days and there has been an average trading volume of 40,000 or more shares per day for at least twenty trading days;

          (ii) dividends on the preferred stock will accrue at a rate of 8% per annum on a cumulative basis;

          (iii) outstanding shares of preferred stock (A) are redeemable at
               Decorize's option upon it providing notice to SRC and paying a redemption premium, which is based upon how long the shares have been outstanding, and (B) are subject to mandatory redemption on the third anniversary of issuance, subject to SRC's approval;

          (iv) SRC will be issued warrants to acquire 750,000 shares of common stock at an initial exercise price of $1.40 per share, which terminate on an incremental basis three to five years after issuance;

          (v)  SRC will be granted registration rights for any shares of common stock issued upon conversion of the preferred stock or exercise of its warrants;

          (vi) SRC will have the conditional right to appoint two directors to our board of directors following the closing; the holders of preferred stock will have no other voting rights, unless they convert their shares into shares of common stock or as otherwise required by applicable law; and

          (vii) Steve Crowder, an executive officer of SRC, will be appointed as
               President and Chief Executive Officer of Decorize.

Quest Capital Alliance, L.L.C., a selling stockholder under this prospectus, will be issued warrants exercisable for 600,000 shares of common stock at an initial exercise price of $1.40 per share, which also terminate incrementally over the three to five year period following closing, as a placement fee if the transaction is completed. The proposed transaction remains subject to Decorize and SRC completing negotiations on a securities purchase agreement and related documentation providing for final terms of the preferred stock investment.

         Steve Crowder, who has been serving as Executive Vice President of SRC and President of ReGen Technologies, a joint venture between SRC and Deere &
Company, will assume the responsibilities of President and Chief Executive
Officer upon the closing of the proposed SRC investment. Jim Parsons, our current President and Chief Executive Officer, will resume his role as the head of our product development team, and Kevin Bohren will continue to serve as
Chairman of the Board of Directors. In addition, SRC has indicated that Mr.
Crowder and Steve Fox, Managing Director of Quest Capital, will be SRC's initial appointees to our board of directors.

         Mr. Crowder is an experienced senior executive that has become familiar with early stage and underachieving companies, and his assistance has helped
SRC's portfolio companies to increase revenue growth and profitability. During his recent tenure as President of ReGen Technologies, ReGen was able to substantially increase revenues and profits. Mr. Crowder resigned from ReGen effective as of December 31, 2003. Mr. Crowder has previously held positions as a senior officer at ATS Custom Solutions, TechForce Corporation, and McDonnell
Aircraft Company, among others. Mr. Crowder currently serves on the board of SRC and several other private companies. He earned a BS degree from Southwest
Missouri State University.

                                 USE OF PROCEEDS

         This prospectus has been distributed solely to permit the selling stockholders to offer and sell shares of our common stock to the public.
Decorize is not offering shares for sale, and it will receive no proceeds from the resale of shares by the selling stockholders. However, we have received proceeds from the original issuance of the outstanding shares covered by this prospectus. In addition, we will receive proceeds in the amount of the exercise price of the warrants, or the conversion price of the convertible note, for shares of common stock issued in exchange for those securities that are covered by this prospectus. Assuming exercise of all such warrants, the gross proceeds to us from the exercise of all such warrants would be $4,590,798. We intend to use any proceeds from exercise of such warrants for working capital and general corporate purposes. If the convertible note issued to NestUSA is converted into shares of common stock, our long-term liabilities would be reduced by the amount of principal and accrued interest converted into such shares.

                         DETERMINATION OF OFFERING PRICE

         This offering is being effected solely to allow the selling stockholders to offer and sell the shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock as quoted on AMEX on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

                                       10

                              SELLING STOCKHOLDERS

         The table appearing below sets forth the beneficial ownership of our common stock by the selling stockholders as of December 17, 2003, and after giving effect to the sale of the shares of common stock offered hereby. Except as otherwise noted, each of the selling stockholders named below has sole voting and investment power with respect to the shares of common stock beneficially owned by that selling stockholder. The table also sets forth (a) the name of each selling stockholder, (b) the number of shares of common stock beneficially owned by each selling stockholder, (c) the number of shares of common stock that may be sold in this offering by each selling stockholder, and (d) the number and percentage of shares of common stock each selling stockholder will beneficially own after the offering, assuming they sell all of the shares offered. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are issuable upon the exercise of outstanding options, warrants, convertible securities or other purchase rights, to the extent exercisable within sixty days of the date of this prospectus, are treated as outstanding for purposes of computing each selling stockholder's percentage ownership of outstanding shares.

                                Number of Shares                           Number of Shares     Percentage of Shares
          Name of              Beneficially Owned    Number of Shares     Beneficially Owned     Beneficially Owned
      Beneficial Owner        before the Offering    Offered for Sale    after the Offering(1)   after the Offering
      ----------------        -------------------    ----------------    ---------------------   ------------------

NestUSA, Inc.                         1,211,714(2)            1,211,714                      0                      *
Quest Capital Alliance                  984,286(3)              914,286                 70,000                      *
Pequot Scout Fund, L.P.                 330,000(4)              330,000                      0                      *
Pequot Navigator Offshore               170,000(5)              170,000                      0                      *
    Fund, L.P.
Gryphon Master Fund                     285,714(6)              285,714                      0                      *
Gary Stein Roth IRA                      71,428(7)               71,428                      0                      *
Jack DeArmon                             40,000(8)               40,000                      0                      *
Joanna DeArmon                           40,000(9)               40,000                      0                      *
Fabian Garcia                          266,403(10)               40,000                226,403                   1.9%
J. Richard Iler                        42,857 (11)               42,857                      0                      *
Robert J. Smith                       102,857 (12)               42,857                 60,000                      *
Stonegate Securities, Inc.              17,857(13)               17,857                      0                      *
Scott R. Griffith                      46,429 (14)               28,572                      0                      *
Robert R. Blakely                      28,572 (15)               28,572                      0                      *
Jesse B. Shelmire                      46,427 (16)               28,570                      0                      *
_____________________
*Less than 1%.

         (1) Assumes that all of the securities offered hereby are sold.
         (2) Includes 80,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share, 535,714 shares (as adjusted from an initial
300,000 shares in accordance with the antidilution provisions of such instrument due to the private placement completed in November and December of 2002)
issuable upon conversion of a convertible term note, in the original principal amount of $750,000, at a conversion price of $1.40 per share, 300,000 shares issuable upon exercise of warrants at an exercise price of $1.50 per share, and
216,000 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Marwan M. Atalla is the President of this selling stockholder and has the right to exercise control over the voting and disposition of the shares of
Decorize common stock owned by it.
         (3) Includes 100,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share and 357,143 shares issuable upon exercise of warrants at an exercisable price of $2.80 per share. Steven W. Fox is the general manager of Quest Capital Alliance and controls the right to vote and dispose of the shares of Decorize common stock owned by Quest Capital Alliance.
         (4) Includes 165,000 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that Pequot Capital
Management, Inc. ("PCM") is the investment manager of Pequot Scout Fund, L.P.
Voting and investment control over the shares of Decorize common stock owned by
Pequot Scout Fund, L.P. is shared at PCM by Arthur J. Samberg and Kevin O'Brien, the sole executive officers and directors of PCM. Mr. Samberg is the controlling stockholder of PCM.

                                       11

         (5) Includes 85,000 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that PCM is the investment manager of Pequot Navigator Offshore Fund, L.P. Voting and investment control over the shares of Decorize common stock owned by Pequot Scout Fund,
L.P. is shared at PCM by Arthur J. Samberg and Kevin O'Brien, the sole executive officers and directors of PCM. Mr. Samberg is the controlling stockholder of
PCM.
         (6) Includes 142,857 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that E.B. Lyon IV is the authorized agent of Gryphon Master Fund, and has the right to vote and exercise control over the disposition of the shares of Decorize common stock owned by Gryphon Master Fund.
         (7) Includes 35,714 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that Gary Stein is the individual who has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by Gary Stein Roth IRA.
         (8) Includes  20,000  shares  issuable  upon  exercise of warrants at an exercise  price of $4.00 per share.
         (9) Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share. (10) Mr. Garcia serves as a director of
Decorize. Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $3.00 per share and stock options to purchase 73,333 shares of common stock under the Decorize stock option plan.
         (11) Includes 21,429 shares issuable upon exercise of warrants at an exercise price of $1.68 per share and 21,428 shares issuable upon exercise of warrants at an exercise price of $3.36 per share.
         (12) Includes 21,428 shares issuable upon exercise of warrants at an exercise price of $1.68 per share and 21,429 shares issuable upon exercise of warrants at an exercise price of $3.36 per share.
         (13) We have been informed that voting and investment control over the shares of Decorize common stock owned by Stonegate Securities, Inc. is shared by
Scott R. Griffith, its President, and Jesse B. Shelmire, its
Secretary-Treasurer, who are the authorized representatives of Stonegate.
         (14) Includes 14,286 shares issuable upon exercise of warrants at an exercise price of $1.40 per share, and 14,286 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Also includes 17,857 shares held by Stonegate, which may be deemed to be beneficially owned by Mr. Griffith as a result of his shared control over the voting and investment of those shares; however, Mr. Griffith disclaims any beneficial ownership of the shares owned by Stonegate.
         (15) Includes 14,286 shares issuable upon exercise of warrants at an exercise price of $1.40 per share, and 14,286 shares issuable upon exercise of warrants at an exercise price of $2.80 per share.
         (16) Includes 14,285 shares issuable upon exercise of warrants at an exercise price of $1.40 per share, and 14,285 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Also includes 17,857 shares held by Stonegate, which may be deemed to be beneficially owned by Mr. Shelmire as a result of his shared control over the voting and investment of those shares; however, Mr. Shelmire disclaims any beneficial ownership of the shares owned by Stonegate.

         The selling stockholders acquired the shares of common stock offered by this prospectus, including those issuable under the convertible note and warrants, from Decorize in various private placements completed by Decorize, which are described below:

          o    a private placement of a 6% convertible term note in the original principal amount of $750,000, which is convertible into 535,714 shares of common stock (as adjusted from an initial 300,000 shares in accordance with the antidilution provisions of such note due to the private placement completed in December 2002), and warrants exercisable for another 300,000 shares of common stock at an exercise price of $1.50 per share (as adjusted from an initial exercise price of $3.00 per share) on February 26,
               2002. The convertible term note was amended effective January 1,
               2003, to adjust the principal and interest payment schedule, and in connection with the amendment of the note, we issued the holder of the note new warrants for an additional 216,000 shares, at an exercise price of $2.80 per share;

          o    a private placement of 220,000 units at prices between $2.25 and
               $2.50 per unit, with each unit consisting of one share of common stock and a five-year warrant to acquire an additional share of common stock at an initial exercise price of $4.00 per share, which was closed on February 27, 2002;

                                       12

          o    a private placement of 20,000 shares of common stock at a price of $2.50 per share and warrants to acquire an additional 20,000 shares of common stock at an initial exercise price of $3.00 per share on May 6, 2002; and

          o    a private placement of 785,714 shares of common stock at a price of $1.40 per share and warrants to acquire an additional 785,714 shares of common stock at an initial exercise price of $2.80 per share, which had two separate closings on November 19, 2002 and
               December 2, 2002. Decorize issued an additional set of warrants for an aggregate 85,714 shares to employees of Stonegate
               Securities, Inc., the placement agent that acted on Decorize's behalf in such placements, at the direction of Stonegate, with
               42,857 shares being issuable for an exercise price equal to $1.40 per share, 42,857 shares being issuable for an exercise price equal to $2.80 per share. In addition, Decorize issued an
               additional 17,857 shares of common stock to Stonegate as a portion of its placement fee. Decorize also issued warrants to
               Mr. Smith and Mr. Iler, as consideration for acting as financial advisors in connection with the offering, which were exercisable for 42,857 shares at an exercise price equal to $1.68 per share and 42,857 shares at an exercise price equal to $3.36 per share.

         Decorize is registering the shares of the selling stockholders pursuant to certain registration rights granted to them under registration rights agreements entered into in connection with the private placements. The offering of the shares will terminate as of the date on which all shares offered hereby have been sold.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer the shares of common stock from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through AMEX or in private transactions at prices relating to prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealer acting in connection with the sale of the shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The offering of the shares will terminate upon the earlier to occur of the sale of all the shares and the date on which all of the shares offered hereby that have not been sold are eligible for resale under the
Securities Act, without the volume limitations of Rule 144 of the Securities
Act.

         Decorize is registering the sale of the common stock held by the selling stockholders in satisfaction of its obligations under registration rights agreements that it entered into with each of the selling stockholders in connection with the private offerings in which such stockholders acquired their shares of common stock, common stock warrants and the convertible note. In those registration rights agreements, Decorize agreed to pay the costs, expenses and fees incurred in connection with the registration of the selling stockholders'
shares, which we estimate to be approximately $200,000 (excluding selling commissions and brokerage fees incurred by the selling stockholders). Decorize also agreed to indemnify the selling stockholders, in connection with its registration of the sale of their shares of Decorize common stock, against any losses or damages to which they become subject under applicable state or federal securities laws that arise from an actual or alleged untrue statement of a material fact in this prospectus or the related registration statement or from an actual or alleged omission to state a material fact that causes the statements made in this prospectus or the registration statement to be misleading. However, Decorize is not responsible for indemnifying any selling stockholder against those liabilities to the extent that they arise from an untrue statement or omission that is made in reliance upon and in conformity with written information provided to Decorize from such stockholder for use in the preparation of this prospectus and the related registration statement. The selling stockholders agreed in return to indemnify Decorize against losses or damages arising from such untrue statements or omissions that are made in reliance upon the written information provided by those selling stockholders, but each stockholder's liability is limited to the proceeds received by such stockholder for the registration of the sale of its shares under this prospectus.

                                       13

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of Decorize are as follows:

Name                                   Age          Position
----                                   ---          --------

Kevin Bohren                           45           Chairman of the Board
James K. Parsons                       54           Director, President and CEO
John E. Bagalay, Jr.                   69           Director
Timothy M. Dorgan                      50           Director
Fabian Garcia                          43           Director
J. Michael Sandel                      52           Director and Vice President
Alex Budzinsky                         60           Executive Vice President and Chief Financial Officer
Brent Olson                            34           Vice President - Finance and Treasurer
Gaylen Ball                            51           Secretary and Director of Human Resources

Each of our directors was elected to his current term at the annual meeting of
Decorize's stockholders held in November 2003. Each director serves for a term that begins on the date of the annual meeting of stockholders at which he is elected, or the date of his appointment by the board to fill a vacancy, as applicable, and continues until the next annual meeting of our stockholders at which his successor is elected and qualified or his earlier resignation or removal. Our directors are not elected in alternating years, and they all serve concurrent terms.

         Additional personal information with respect to our executive officers and directors is provided below.

KEVIN BOHREN. Mr. Bohren was elected a director of Decorize on June 29, 2001, and was appointed as the Chairman of the Board on August 25, 2003, following the resignation of Mr. Baker as Chairman of the Board, President and Chief Executive
Officer. Mr. Bohren serves as Chairman of the Executive Committee and as a member of the Audit Committee and the Compensation Committee. Mr. Bohren is also
Chairman of the Board of BigTick Financial Services, Inc., a financial services start-up company in Chicago, Illinois. Prior to his involvement with BigTick,
Mr. Bohren served as Vice President, Business Development and Communications
with RLX Technologies. From January 1997 to October 1998, Mr. Bohren served as
President and Chief Executive Officer of Traveling Software Company. Mr. Bohren
worked with Compaq Computer Corp. for 14 years until January 1997, serving in various capacities including Vice President and General Manager of the
Commercial Desktop Division, Vice President for Consumer Product Marketing, and
Vice President for Systems Marketing. While there, he successfully launched the
Presario(TM), Compaq's first consumer desktop brand. Mr. Bohren earned a
Bachelor of Arts degree from the University of Minnesota.

JAMES K. PARSONS. Mr. Parsons was appointed by the Board of Directors as
President and Chief Executive Officer on August 25, 2003, to serve in that capacity until the Board of Directors appoints a permanent Chief Executive
Officer to replace Mr. Baker, who resigned on that date. Mr. Parsons also serves as a member of the Executive Committee. He has served as director and Executive
Vice President of Decorize since June 29, 2001. Mr. Parsons was a founder of
decorize.com. From 1983 to the present, Mr. Parsons has served as President of
GuildMaster, which he founded and co-owned, and which is now a wholly-owned subsidiary of Decorize. GuildMaster has been recognized as a design leader in the industry and has created such successful brands as the Arnold Palmer Home
Collection, Tin Revival and America Country West. Previously, Mr. Parsons
founded and owned a collection of home furnishings-related businesses in
Springfield, Missouri and a design studio in Kansas City, Missouri. Mr. Parsons graduated from Evangel University with a Bachelor of Science degree.

JOHN E. BAGALAY, JR., PhD. Dr. Bagalay was appointed a director of Decorize on
December 12, 2002, by the unanimous vote of our Board of Directors. He was appointed to the Audit Committee at the same time and has been elected as its
Chairman. Dr. Bagalay also serves as a member of the Executive Committee. Dr
Bagalay has served as Senior Advisor to the Chancellor of Boston University
since January 1998. He is a director and serves as Chairman of Wave Systems
Corp. Dr. Bagalay also served as Chief Operating Officer of Eurus Technologies,
Inc. from January 1999 to December 1999 and Chief Financial Officer of Eurus
International, Limited (formerly known as Eurus Technologies, Inc.) since
January 1999. He served as the President and CEO of Cytogen Corporation from

                                       14

January 1998 to September 1998 and Chief Financial Officer from October 1997 to
September 1998. Prior to that time, he served as Managing Director, Community
Technology Fund, the venture capital affiliate of Boston University from
September 1989 to December 1997, and was the former General Counsel of Lower
Colorado River Authority, Texas Commerce Bancshares, Inc. and Houston First
Financial Group. Dr. Bagalay currently serves as a director of Wave Systems
Corp., Cytogen Corporation, and several privately held companies. Dr. Bagalay holds a B.A. in Politics, Philosophy and Economics, and a Ph.D. in Political
Philosophy from Yale University, and a J.D. from the University of Texas.

TIMOTHY M. DORGAN. Mr. Dorgan was elected as director of Decorize on June 29,
2001. Mr. Dorgan serves on the Audit Committee and the Compensation Committee.
Since January 2003, Mr. Dorgan has served as General Manager of J. Brown and
Associates, the Specialty Marketing Division of Grey Advertising. From May 2000,
Mr. Dorgan has served as President of TMD Consulting, a firm specializing in
e-commerce and nurturing emerging, new economy businesses. From May 1999 to May
2000, Mr. Dorgan served as Senior Vice President e-commerce of Follett Higher
Education Group, a privately-held company whose core business is the management of 630 college bookstores. From January 1995 to May 1999, Mr. Dorgan served as
Executive Vice President Product Management and Marketing of Peapod, Inc., an
online grocery shopping and delivery service company. Mr. Dorgan also served as
President of Ketchum Advertising - Chicago, a worldwide marketing services firm, and President of Noble & Associates - Chicago, an integrated marketing service company that focused on the food category. Mr. Dorgan earned a bachelor of science degree from the University of Illinois.

FABIAN GARCIA. Mr. Garcia was elected a director of Decorize on June 29, 2001.
Mr. Garcia serves on the Compensation Committee and was a member of the Audit
Committee during the beginning of fiscal 2003, from July 1, 2002 until his resignation in December 2002. From August 2003 to the present, Mr. Garcia has served as President, Asia-Pacific Division of Colgate - Palmolive Company. From
April 2002 to August 2003, Mr. Garcia served as Sr. Vice President International for The Timberland Co., where he was charged with growing Timberland's international brand. From August 1996 to December 2001, Mr. Garcia served as
President of Chanel Asia Pacific, managing the most important sources of income for the high-end French brand. Mr. Garcia managed the total Chanel business in
Asia Pacific, including high end fashion, fine jewelry and watches, fragrances and cosmetics. From January 1994 to May 1996, Mr. Garcia served as Vice
President and General Manager of Max Factor-Japan. From 1989 to 1994, he served as Managing Director for Procter & Gamble in Venezuela. Mr. Garcia completed his
Chemical Engineering studies in Venezuela.

J. MICHAEL SANDEL. Mr. Sandel was appointed as Vice President and a director of
Decorize as of July 31, 2001 in conjunction with Decorize's acquisition of Faith
Walk, of which he was a co-owner. Mr. Sandel and his wife, Kitty Sandel, founded
Faith Walk in 1985 to focus on upscale hand-painted furniture. In 1997, the
Sandels opened a retail outlet related to Faith Walk under the name Odds & Ends,
L.P., the assets of which were contributed to Faith Walk in July 2001. Mr.
Sandel studied for two years at the University of Houston working toward an arts degree. Subsequently, as an artist and designer, he opened and operated a retail store focused on the floral category of furnishings which was owned by the
Sandels for approximately five years and operated under the name of Golden
Mushroom.

ALEX BUDZINSKY. Mr. Budzinsky was appointed Executive Vice President and Chief
Financial Officer in January 2002. From September through December 2001, he taught Finance at the University of San Diego. From July 1998 to April 2001, he
was Executive Vice President and Director of United America eHealth
Technologies, Inc., a provider of healthcare information technology. From
September 1996 to July 1998, Mr. Budzinsky served at various times as President,
Chairman, CEO and Director of Archangel Diamond Corporation, a diamond exploration and mining company which discovered and was developing a major diamond deposit in Russia. Mr. Budzinsky participated as founder and senior manager in several other venture companies. He previously spent 20 years in corporate finance and investment banking with Citibank, Dean Witter, Merrill
Lynch and others. Mr. Budzinsky received his MBA degree from the University of
Chicago, a masters degree from Rutgers University and a bachelor of arts degree from John Carroll University.

BRENT OLSON. Mr. Olson was appointed Vice President of Finance and Treasurer of
Decorize on June 29, 2001. He also served as Chief Financial Officer of Decorize from June 2001 until January 2002. Beginning in January 2001, Mr. Olson held similar positions with Decorate, Inc. During the period from October 1995 to
January 2001, Mr. Olson worked for John Q. Hammons Hotels, Inc., an owner and operator of 53 hotel properties nationwide.

                                       15

While there he served as Auditor, Accountant and Corporate Accounting Manager.
Mr. Olson earned a BS in Accounting from Southwest Missouri State University.

GAYLEN BALL. Ms. Ball was appointed Corporate Secretary and Director of Human
Resources of Decorize on June 29, 2001, and she served as Office Manager of
decorize.com from its inception. From 1982 to March 2000, Ms. Ball worked for
Noble Communications Co. serving as Data Processing Manager for the research division, Director of MIS, and Director of Human Resources.

Each of our principal officers is elected by, and serves at the pleasure of, the
Board of Directors.

                                       16

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of the common stock as of December 17, 2003, by (i) all persons known by Decorize to be the owner of record or beneficially of more than five percent of the outstanding common stock, (ii) each director of Decorize, (iii) each executive officer of Decorize listed in the Summary Compensation Table set forth under the caption "Executive Compensation," on page 37 of this prospectus, and
(iv) all directors and executive officers as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder identified in the table possesses sole voting and investment power with respect to his shares.

                  Name                 Shares Beneficially Owned(1)     Percent of Shares (2)
                  ----                 ------------------------------   -------------------

NestUSA, Inc.                                              1,211,714(3)                9.7%
     1800 Bering Drive, Suite 755
     Houston, TX  77057
Quest Capital Alliance                                       984,286(4)                8.3%
     3140 East Division
     Springfield, MO
Jon T. Baker                                                  2,218,741               19.5%
     1938 E. Phelps
     Springfield, MO 65802
James K. Parsons                                           3,303,970(5)               27.4%
     1938 E. Phelps
     Springfield, MO 65802
Kevin Bohren                                                 431,908(6)                3.8%
     P.O. Box 6632
     Avon, CO 81620
Timothy M. Dorgan                                             69,101(7)                0.6%
     350 May Avenue
     Glen Ellyn, IL 60137
Fabian Garcia                                                266,403(8)                2.3%
     8 A Camden Park
     Singapore 299799
J. Michael Sandel                                               161,443                1.4%
     10825 Barley Lane, Suite D
     Houston, TX 77070
Shane Matthews                                                89,461(9)                0.8%
     1938 E. Phelps
     Springfield, MO 65802
John E. Bagalay, Jr., PhD.                                   14,348(10)                0.1%
     1938 E. Phelps
     Springfield, MO 65802
Alex Budzinsky                                              180,166(11)                1.6%
     1938 E. Phelps
     Springfield, MO 65802
All Executive Officers and                                   4,589,627               36.4%
   Directors as a Group (9 persons)(12)
----------------------------

(1)      Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power. Any securities held in the name of, and under, the voting and investment authority of a spouse of an executive officer or director have been excluded.
(2)      Reflects the number of shares outstanding on the date of this prospectus, and with respect to the percentage calculated for each individual shareholder or group of shareholders, it is assumed that such shareholder or

                                       17

         group exercises all of the stock options owned by
         such individual or group that are exercisable currently or within sixty days of the date of this prospectus.
(3)      Includes 80,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share, 535,714 shares (as adjusted from an initial 300,000 shares in accordance with the antidilution provisions of such instrument due to the private placement completed in November and December of 2002) issuable upon conversion of a convertible term note, in the original principal amount of $750,000, at a conversion price of $1.40 per share, 300,000 shares issuable upon exercise of warrants at an exercise price of $1.50 per share, and 216,000 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Marwan M. Atalla is the President of this selling stockholder and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by it.
(4)      Includes 100,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share and 357,143 shares issuable upon exercise of warrants at an exercisable price of $2.80 per share. Steven
         W. Fox is the general manager of Quest Capital Alliance and controls the right to vote and disposition of the shares of Decorize common stock owned by Quest Capital Alliance.
(5)      Includes  500,000  shares  issuable  under  warrants at an  exercise price of $1.40 per share and 200,000 shares issuable under warrants at an exercise price of $1.20 per share.
(6)      Includes 40,000 shares issuable upon the exercise of stock options granted under Decorize's 1999 Stock Option Plan, at an exercise price ranging from $1.20 to $1.22 per share, and another 70,000 shares issuable under warrants at an exercise price of $2.00 per share.
(7)      Includes 33,333 shares issuable upon the exercise of stock options granted under Decorize's 1999 Stock Option Plan, at an exercise price ranging from $1.20 to $1.22 per share.
(8)      Includes 53,333 shares issuable upon the exercise of stock options granted under Decorize's 1999 Stock Option Plan, at an exercise price ranging from $1.20 to $1.22 per share and another 20,000 shares issuable upon exercise of warrants at an exercise price of $3.00 per share.
(9)      Includes 69,941 shares issuable upon the exercise of stock options granted under Decorize's 1999 Stock Option Plan, at an exercise price ranging from $1.13 per share to $1.22 per share.
(10)     Includes  10,000  shares  issuable upon exercise of stock  options granted  under  Decorize's  1999 Stock Option Plan, at an exercise price equal to $1.22 per share.
(11)     Includes 166,166 shares issuable upon exercise of stock options granted under Decorize's 1999 Stock Option Plan, at an exercise price ranging from $1.20 to $1.22 per share.
(12)     Includes all executive officers and directors of Decorize, as a group.

                                       18

                            DESCRIPTION OF SECURITIES

         Our authorized stock consists of 50 million shares of common stock, par value $.001 per share, and 10 million shares of preferred stock, $.001 stated
value per share. The following is a summary of the terms and provisions of our capital stock and the material applicable terms of our certificate of incorporation and bylaws. You should also review our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

         We are authorized to issue up to 50 million shares of common stock, each of which is entitled to one vote per share. The holders of our common stock:

          o    have equal ratable rights to dividends from funds legally
               available therefor, when, as and if declared by our Board of
               Directors;

          o    are entitled to share ratably in all of our company's assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of Decorize's affairs; and

          o    do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

         Holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose, and in such event the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

         Our Board of Directors is authorized, without further action by the stockholders, to issue up to 10 million shares of preferred stock and to establish, without stockholder approval, one or more classes or series of
Decorize preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our Board of Directors may designate. No shares of our preferred stock are issued or outstanding. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of
Decorize. We have no present plan to issue any shares of preferred stock, except for the transactions described in "Recent Developments."

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

         Board of Directors. Our certificate of incorporation provides that the number of members of our Board of Directors will be fixed from time to time in the manner established in our bylaws, which provide that our Board of Directors will set the number of members of our Board or Directors by a duly adopted resolution. In addition, under our certificate of incorporation, directors may be removed only for cause by the affirmative vote of a majority of the then-outstanding shares of our capital stock entitled to vote. Cause for removal is defined by the certificate of incorporation as (i) conviction of a felony that is no longer subject to appeal, (ii) adjudication by a court of competent jurisdiction that the director is liable for gross negligence, recklessness or misconduct in the performance of his duty to the corporation in a matter of substantial importance to the corporation, which is no longer subject to appeal, or (iii) the director is adjudicated to be mentally incompetent by a court of competent jurisdiction, in a manner that directly affects his ability as a director, which adjudication is no longer subject to appeal. Our bylaws provide that vacancies on our Board of Directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, and that the newly elected director shall serve for the unexpired term of his or her predecessor. The likely effect of the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of our Board of Directors. The provisions in our certificate of incorporation relative to fixing the numbers of directors, the election and the removal of directors are subject to the rights of holders of preferred stock which may be established by our Board of Directors pursuant to

                                       19

our certificate of incorporation in order to permit the holders of preferred stock to elect directors under specified circumstances.

         Our bylaws provide that nominations for the election of directors may be made by the Board of Directors, by a proxy committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors. Under our bylaws, stockholders intending to nominate director candidates for election must give proper advance notice to the secretary of
Decorize at least 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the case of a director that is not standing for reelection, a stockholder may give notice of a nominee for the vacated directorship any time before the close of business on the 10th day following written notice from the Board of Directors stating that such directorship is to be elected and the name of the Board of Directors' nominee.
The chairman of any stockholder meeting may refuse to acknowledge the nomination of any person who is not nominated in compliance with the procedure established in the bylaws. Although this does not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors, it may have the effect of precluding a contest for the election of directors if these procedures are not followed precisely.

         Stockholder Meetings Our certificate of incorporation provides that special meetings of the stockholders may be called only by the Chairman of the
Board of Directors, the Chief Executive Officer or by a majority of the members of our Board of Directors. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of
Decorize.

         Special Vote Required for Business Combinations We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an
anti-takeover law, and provisions in our certificate of incorporation which relate to transactions with interested stockholders. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination"
includes mergers, asset sales having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years prior to the date of determination of whether the person is an
"interested stockholder" did own) 15% or more of the corporation's outstanding voting stock.

                                       20

                             DESCRIPTION OF BUSINESS

         General

          Our company, headquartered in Springfield, Missouri, is a manufacturer and wholesaler of imported home furnishings and home accent items. Decorize,
Inc. does business under the names "decorize.com," "GuildMaster" and "Faith
Walk."

         We became a publicly traded company in July 2001 through a reverse merger with a reporting company named Guidelocator.com and adopted its fiscal year end of June 30. Guidelocator.com was a development stage company that was formed to provide an internet database containing information on fishing guides around the world. The merger has been accounted for as a recapitalization of
Decorate, a predecessor of Decorize. After the merger, Decorize's common stock traded on the over-the-counter market until it became listed for trading on the
American Stock Exchange in March 2002. We did not pursue any fishing guide related business after the merger, and our company has focused on the sale of furniture and home decor products to our wholesale customers since that time. We completed the acquisition of GuildMaster in June 2001, and the acquisition of
Faith Walk in July 2001, following the Guidelocator.com merger, which expanded our operations in the home accents and accessories business.

         The operations and the product focus of decorize.com, GuildMaster, and
Faith Walk were separate and distinct in mid-2001, but since our completion of the acquisition and merger transactions, all three entities have combined their activities into one company and all have migrated to the Decorize business model, which relies on manufacturing and importing our home furnishings products direct from the Far East to our retailers' sites in the United States. More than
80% of the products we sold during our most recent fiscal quarter were manufactured by suppliers located in the Far East. Our direct shipping model allows us to minimize the use of intermediate warehousing facilities, which significantly reduces our cost of delivering products to our customers. Reducing those costs gives us greater flexibility in pricing and improves our gross margins. Decorize continues to manufacture a small amount of its GuildMaster product in its Springfield, Missouri facility, but it is gradually replacing the product volume in those facilities with goods from our overseas suppliers. We have maintained the separate brand identities of GuildMaster and Faith Walk so that we can continue to build on the customer awareness of those brands. Even though there is substantial commonality in product categories and in business practices between the three Decorize companies, each of them has its own areas of concentration:

          *    Faith Walk focuses on designing hand-painted furniture and accessories;

          *    GuildMaster focuses on designing wall art and special designer collections; and

          *    decorize.com focuses on designing and customizing furniture, accent pieces, and accessories to meet the design needs of large retailers.

         We founded decorize.com, the company that became Decorize, in March
2000 with the intention of creating a direct "source to business" home furnishings and accents company that was designed to serve both large and small
United States retail customers with products delivered directly from the Far
East to those United States retailers on orders as small as $1,000. Our objective in evaluating our shipping methods, pricing, product offerings and other aspects of our business model is to enable our operating companies to surpass competitors in our industry on product value, item uniqueness, selection and delivery options of imported home furnishings products by improving our use of information technology, logistics processes and our direct sourcing business model. We believe that our customers focus on those factors when choosing a home furnishings supplier, and if we can exceed the offerings of our competitors, we will continue increasing market share at the cost of our competitors.

         We use our "source to business" model to serve two distinct market segments, the source to large business segment and the source to small business segment. The source to large business segment is comprised of large retailers that we believe can benefit from our pricing, delivery times and custom design capability. The small business segment includes small retailers, designers and decorators that, in our experience, have paid premium prices and have been unable to directly source home furnishings and accents from overseas. We provide products to those small retailers at lower prices on an "international freight included" basis that we believe has not previously

                                       21

been made available to them by our competitors in the home furnishings industry.
The price of our products includes the cost of freight to the United States port of entry, which reduces the uncertainty about ocean freight costs that would otherwise be borne directly by the small retailer. Also, because we have a significantly higher volume of shipping orders than our individual customers would have, we are able to negotiate lower per item shipping rates on the ocean freight that we arrange, allowing us to pass through a lower cost than a small retailer would obtain on its own account.

         Our current customer revenue mix for all three Decorize business units is approximately twenty percent from small business and eighty percent from large business customers. Based on our limited operating history, we expect to experience commensurate levels of sales increases in both our large and small business segments. As a result, we do not anticipate any significant changes in our customer mix in the foreseeable future, however, we cannot predict with certainty whether or how our business mix will change in the future.

         decorize.com

         Our decorize.com brand sources its products from a network of manufacturing partners in the Far East, principally China, the Philippines,
Thailand, Indonesia and Vietnam. Working in concert with our third-party logistics providers, we stage products in facilities located in those countries for shipment directly to our retail customers in the United States. We call this our "source to business" model, which enables us to provide our customers with pricing that we believe is substantially below traditional wholesale levels in the home furnishings industry. We are able to pass on lower prices to our customers because we eliminate or reduce the additional costs that are required in the traditional model for building substantial product inventories, multiple stage warehousing and multiple handling levels by a third-party. We estimate that if we transitioned our delivery methods back to the more traditional model, which is still used by a majority of our competitors, that increased delivery costs would cause our costs of goods sold to increase by up to 15%, which would likely result in a significant increase in the prices that would have to be paid by our customers and a decrease in our operating margins.

         GuildMaster

         GuildMaster is a Missouri corporation that we acquired in June 2001.
When we acquired GuildMaster, all of the stock of GuildMaster was owned by Jon
T. Baker, one of our directors at the time of the transaction, James K. Parsons, our President and Chief Executive Officer, and Ellen Parsons, his spouse. The purchase price for GuildMaster was $2.5 million, which we paid by issuing a
$375,000 promissory note to Mr. Baker and by issuing common stock worth approximately $2,125,000 to Mr. Baker, Mr. Parsons and Mrs. Parsons. We also assumed a $925,000 debt owed by GuildMaster to Mr. Parsons, by issuing a
$925,000 promissory note. The notes are due in full on July 31, 2004 (pursuant to modifications made soon after the end of fiscal year 2002); however, the interest payable on Mr. Baker's note will be paid on December 31, 2004, pursuant to the separation agreement signed in connection with his resignation on August
25, 2003. As part of the GuildMaster transaction, we entered into employment agreements with Mr. Baker and Mr. Parsons. You can find information about these employment agreements and Mr. Baker's separation agreement in "Executive
Compensation" on page 37 of this prospectus.

         The GuildMaster brand includes custom, high-end, home accent products that are either produced to its specifications by manufacturers located in the
Far East or are manufactured in our Springfield, Missouri facility. GuildMaster ships a major part of its products directly to customers from the overseas factories of those manufacturers. It also warehouses some products at the
Springfield facility and ships available inventory to retailers throughout the country.

         Decorize has substantially increased the level of product obtained from the Far East by GuildMaster since it was acquired in June 2001, and we estimate that this production shift will continue in the near future. During fiscal 2003,
GuildMaster produced approximately 26% of its products domestically in its
Springfield facilities (calculated on the portion of sales revenue attributable to such products), which in turn represented 8% of our overall product revenues.
Decorize estimates that during the most recently ended quarter, domestic production of GuildMaster's items was less than 30% of its overall production, and less than 10% of Decorize's production on a consolidated basis for that time period. Our current business plan contemplates a continued shift of
GuildMaster's production from its domestic suppliers to suppliers in the Far
East, but we cannot provide an exact timetable for when all production will be transferred overseas. Decorize intends to push production to suppliers based on cost, reliability

                                       22

and product quality, and if those factors shift to the advantage of certain other suppliers in the future, then our demand for third-party production is anticipated to shift in the same manner to those other suppliers.

         Faith Walk

         Faith Walk is a Missouri corporation that we acquired in July 2001.
Prior to the acquisition, Faith Walk was owned by J. Michael Sandel and his spouse. The purchase price for Faith Walk was $1.1 million. We paid $284,000 of the purchase price in cash. The remainder of the purchase price was paid by issuing a $216,000 promissory note, and by issuing common stock worth approximately $510,000 to Mr. Sandel and his spouse. The note is due in full on
July 31, 2004 (pursuant to modifications made subsequent to the end of fiscal year 2002). As part of the Faith Walk transaction, we entered into an employment agreement with Mr. Sandel. You can find information about Mr. Sandel's employment agreement in "Executive Compensation" on page 37 of this prospectus.

         Faith Walk has historically sourced its products in unpainted form from
United States suppliers and added design finishing in its Houston, Texas manufacturing facility. Under our new "source to business" strategy, the Faith
Walk brand is creating designs to be manufactured entirely by our suppliers in the Far East and then directly shipping finished products to our retail clients in the United States. We believe that our direct shipping method will allow
Decorize to reduce prices for Faith Walk items to its customers for its current product offerings, while still increasing its gross margins, by eliminating unnecessary third party warehousing and handling costs. Faith Walk began transitioning its product offerings to our "source to business" model in late
2001, and as of January 31, 2003, all of its product sourcing has been moved to the Far East.

         Business Strategy

         The Decorize "source to business" model eliminates several layers of handling and warehousing by importers and retailers. Products are sourced in the
Far East and shipped directly to retailers in the United States. We estimate that a majority of our industry competitors ship product through several levels of third party warehouse facilities, which our management estimates would increase the cost of our products by up to 15%. Our objectives in designing our business model are based on the assumption that our competitors are experiencing similar impacts on the cost and timing of the shipping of their products to retail and wholesale customers in the United States.

         We have developed support systems for manufacturing of our products in the Far East, which provide product development support and quality assurance supervision in the production, packaging and shipping of our private label products. A very important element of the Decorize model is a concentration on designing and customizing proprietary product lines to meet specific customer needs. The Decorize model enables us to provide high-volume, high quality proprietary products to large retailers at attractive prices and offers small retailers access to a broad range of accessories and accent furniture which was previously not available to them.

         Our support systems consist primarily of quality control personnel who oversee our manufacturing done by our suppliers in the Far East. Although they are new to the Decorize team, our overseas employees are viewed by Decorize as an integral part of our successful transition to the direct shipping method that we prefer. We do not believe that our transition could be accomplished without the oversight, management and first-hand knowledge of our foreign regional suppliers provided by our overseas manufacturing support team. Our overseas support team is headed by a manager who recently relocated to China, after spending several years at our headquarters as a key member of our operations and logistic teams. Recently, Decorize has begun to expand the roles of our overseas support team beyond mere quality control into areas of product development and product procurement of items that are available in the Far East, and which would not likely have become part of our product offerings without our overseas staff.
Currently, Decorize employs eight persons overseas, but we intend to hire several more this year. The focus will continue to be on quality control, regarding items such as consistency to design requests, manufacturing quality and packaging and delivery issues, but we will continue to seek opportunities for them to provide assistance on procurement and development of possible product offerings.

         We are expanding our product sourcing, development and warehousing operations in the Far East to support the increasing volumes of product sourced there under our business model. At the same time, we are continuing to build our sales staff in the United States in order to improve our ability to present our products and services to a growing customer base.

                                       23

         On the operational level, we continue to implement and improve technology solutions that enable us to work closely with suppliers, as well as customers to plan and track orders, production status, and deliveries in order to meet demanding production and delivery timelines. During the current fiscal year, we installed new telephony and information systems at a cost in excess of
$150,000. Our new information systems are designed to increase our internal operating efficiency and improve internal communication capabilities, to track the status of our products and to improve communications with our overseas vendors, our third party logistics suppliers, and our United States customers.
One example of our communications improvements is the process developed by
Decorize and our third-party logistics suppliers that makes it possible to track orders and the delivery of merchandise to our customers, which is essential to our direct ship business model since we have little retail or warehousing capabilities of our own to rely upon. See "- - Warehousing and Distribution". We will continue to seek upgrades in our technology infrastructure that improve operating efficiencies, improve customer service capabilities and/or improve quality and cost control in our operations. There are no specific upgrades currently planned for 2004, however, our current forecasts call for us to spend up to $100,000 toward technology upgrades for each fiscal year.

         Although we are currently focusing our efforts on limited categories and products which are most productive for us, our long-term strategy includes the acquisition or in-house development of additional product categories that will enable us to offer a broad line of accessories, accent furniture, and related categories. Potential product categories into which we may expand our product offerings include specialty lighting, gifts, institutional furnishings, ironwork and florals, which are product areas in which we are not currently well-represented. We also intend to develop our current staff and management and operational infrastructure in order to pursue marketing opportunities that we have identified in new product areas in customer markets that we are not currently pursuing. In that regard, we intend for our overseas support systems to increasingly be responsible for developing new product offerings by researching items that may be available in the overseas market for which they are responsible. We expect that we will need to raise additional external funds to implement our growth strategy in a timely fashion. To that end, we expect to evaluate various financing opportunities in private or public markets and will arrange financing when appropriate terms are available.

         Merchandise

         We manufacture and sell imported home furnishings and home accent items such as chests, tables, chairs, painted furniture, paintings, sculpture, tapestries, other fine art pieces, various hand-made ceramics, candles, lamps and similar accessory items. Products designed and manufactured by us include a broad array of home furnishings, including larger furniture items such as hand-painted or traditionally finished armoires, chests, large tables and chairs. Accent furniture includes items such as occasional tables, end tables, mirrors, wicker chairs and tables, and ottomans. Accessories include items such as wood, rattan, glass or ceramic bowls, statuettes, vases, candles and candleholders, baskets, boxes, lamps and bath items. Wall art includes a variety of traditional art such as framed oil paintings or prints, but it includes many other types of materials and designs including fabrics, woven materials and collages. Faith Walk focuses on designing hand-painted furniture and accessories, GuildMaster focuses on designing wall art and special designer collections, and decorize.com focuses on designing and customizing furniture, accent pieces, and accessories to meet the design needs of large retailers.

         Currently, decorize.com focuses on the following product lines:

                  - the design and supply of custom furniture, such as
         traditionally finished armoires, tables, chairs and storage units, which are intended for frequent use by the consumer;

                  - the design and supply of accent pieces for the home, such as mirrors, wicker chairs and tables, ottomans, and lamps, which are designed as much for their aesthetic value as for their actual utility;
         and

                  - the design and supply of accessory items, such as lamps, candles, glass and ceramic bowls and figurines, vases and boxes, which primarily fulfill the design needs of the retail customer.

                                       24

The main customers of decorize.com are typically large retailers, who market the products supplied by Decorize to the end user retail customers that shop at their brick and mortar store locations. The product mix supplied to those retailers depends upon their perception of customer demand of the consumers who shop and purchase product at those store locations.

         The main product lines for GuildMaster are the following:

                  - the design and manufacture of wall art, including
         tapestries, paintings and decorative ceramic and glassware for the home; and

                  - the design and production of special designer collections of home accent items, such as candles, glass and ceramic bowls and figurines, vases and boxes.

The main customers of GuildMaster are typically large retailers, who market the products supplied by GuildMaster to the end user retail customers that shop at their brick and mortar store locations. The product mix supplied to those retailers depends upon their perception of customer demand of the consumers who shop and purchase product at those store locations.

         Faith Walk's principal product offerings are hand painted furniture and accessories for the home. Faith Walk products include specialty armoires, chests, large tables and chairs, which are typically used by home consumers who wish a more lively decor than may be offered by more traditional furniture products. In addition, Faith Walk offers hand painted accessories that are purchased by more high-end consumers. Some of these accessory items include mirrors, vases, table lamps and candleholders. Faith Walk historically had those items manufactured for it in the United States, but completed the hand painting and design of the specialty products itself. However, under our direct shipping model, it has transitioned to a supplier base in Asia that completes the manufacture and final preparation of those hand painted items. Faith Walk supplies a substantial portion of its product to small retailers and independent designers who market and sell the product directly to their clients.

         Since our inception, we have not experienced any significant difficulty in manufacturing or otherwise obtaining quality merchandise in adequate volumes and at suitable prices.

         Suppliers

         We have developed a network of more than 30 supply partners in China, the Philippines, Thailand, Indonesia and Vietnam that manufacture most of the products we sell to our customers. For the year ended June 30, 2003, Decorize's top ten vendors accounted for approximately 40% of our total purchases. During the time spent arranging the production of our goods with overseas manufacturers, Decorize and its supply partners are developing a better understanding of each other's needs and requirements. As our supply partners become more familiar with Decorize's business model and products, they become more adept at meeting our design and manufacturing needs, which gives us greater confidence in continuing to direct orders to those overseas vendors who have demonstrated success in working with us and increasing our reliance on particular supply partners for meeting our overseas manufacturing needs.
However, we believe that none of our suppliers is material to our business individually, since there are a number of alternative suppliers available to manufacture our products in both the Far East and other parts of the world. We currently estimate that the largest of those suppliers will represent less than
38% of our product purchases during any fiscal year. We work closely with our overseas suppliers to ensure that they manufacture and ship products that meet our requirements.

         The raw materials used by our suppliers, such as wood products, metal, glass and ceramics are readily available in many places throughout the world.
Because of the availability of replacement raw materials, we do not anticipate any significant difficulties in obtaining suitable raw materials for the manufacture of our products, even if there is ever a shortage of those materials in any particular country or region in which our suppliers are located,

         Our relationship with our logistics companies provides us with state-of-the-art staging and warehousing facilities in the Philippines and
China. However, if it is necessary, Decorize has alternative sources for those staging and warehousing services.

                                       25

         Customers

         The current customer base for our three brands includes approximately twelve large retailers and more than a thousand small retailers, designers and decorators. During the year ended June 30, 2003, our customer revenues were approximately $15.4 million. Although our top five customers in the past year accounted for approximately 59% of our revenues, the continuing growth of our business and the number of our customers is expected to result in greater revenue diversification. During fiscal 2003, our top five customers from the standpoint of revenues were Home Depot Expo, Sears - The Great Indoors,
Dillards, Rooms To Go and Hancock Fabrics. Our purchase orders with our customers are completed on a purchase-by-purchase basis, and we have not entered into any long-term purchase agreements with any customers, nor are there any formal volume commitments from any of them.

         Industry and Competition

         We estimate that the premium home accents and accessories market segment of the home furnishings industry in which we compete accounts for approximately $40 billion of sales at the wholesale level, which is generated by approximately 26,000 companies within this segment. We believe that there are no dominant competitors within the premium home accents and accessories market segment of the home furnishings industry. Furthermore, we are not aware of any other competitor in the industry that relies on the Decorize "source to business" model for delivery of its home furnishings products.

         There is intense competition in our industry. However, we believe that our low-cost business model, the ability to provide highly customized products, our successful selection/design of fashion trends, our large number of products, our low inventory requirements, and our intensive customer service practices, will attract a growing number of customers and will allow us to increase revenues rapidly. We also expect to have opportunities to acquire companies in the industry that can benefit from our business model. Our model is not protected from duplication and it is possible that other companies will compete with us by using a similar approach in conducting their business.

            Foreign Market Risks

            As an importer of manufactured products from several countries in the Far East, our business is subject to political risks that are beyond our control. Since our inception, we have perceived the greatest risk relative to our supply chain to come from our suppliers located in China. This perception arises because most of our products are manufactured in China, as evidenced by the fact that during fiscal 2003, over 65% of the products manufactured by our third party suppliers were manufactured in China. However, we believe that the globalization movement and the recent focus on reduction of tariffs and the planned ongoing reductions should provide a beneficial tariff environment for importers. We believe that the recent entry of China into the World Trade
Organization should substantially reduce the risk that China might take political actions that would restrict its trade with the United States or the rest of the world. Our strategy to minimize our exposure to the political risks of any one country has been to develop manufacturing partners in multiple countries. All of the products offered by Decorize are available from multiple supply sources in several different countries, which we believe protects us from the political risks of any one country or region.

            We are also subject to governmental regulations and tariff policies, which may change from time to time. We believe that the increased globalization of the United States retail economy, which has been spurred in part by the WTO and also the broadened reach of consumers because of the expansion of retail capabilities of the internet, are causing a global shift in attitudes toward the preference for a more open world-wide economy. These trends should favor the reduction of tariffs and expansion of international trade, which should benefit our business.

                                       26

            Warehousing and Distribution

            An important aspect of our success involves our ability to reduce or eliminate warehousing of our products and the related direct expenses and management costs that would be required. The greater part of the products sold by our operating divisions are not warehoused at our expense, since we have those products shipped directly from our manufacturers in the Far East to the retailer stores or distribution centers operated by our retail customers. We deliver goods via large shipping containers to certain customers and use common and contract carriers to distribute smaller amounts of merchandise to other customers. Quick and efficient distribution is required to meet customer needs, and we are continually pursuing improvements in the delivery process.

         Our ability to track orders and merchandise delivery in a detailed and timely manner is an essential requirement for us to eliminate warehouse and retail capacity under our direct ship model. In response to this need for detailed order information, Decorize developed a tracking system with our third-party logistics suppliers that uses computer and internet technology to track the transport and storage of our goods down to the SKU level. The logistics technology we use lets us know in real time where our merchandise is at all times and when those products will be delivered to our customers. We can also track costs in the same detailed and timely fashion using this technology.
Since we first began developing our direct ship model, we have consistently sought the services of those third-party logistics providers which have the capabilities to make the technology available to us, since the ability to track our orders, merchandise and costs is such a significant benefit to that shipping model. Decorize has no intellectual property rights in the tracking process or the technology used in the tracking process, however, we believe that there are a significant number of other logistics suppliers that would be able to provide the same technology and, with our assistance, duplicate the tracking process that we currently use.

            Management Information Systems

            We maintain a corporate local area network computer system, which integrates purchase orders, imports, transportation, distribution, and financial systems. Expenditures for continuing upgrades of management information systems are anticipated in the foreseeable future to refine and update these systems.

            Trademarks and Tradenames

            We completed the registration for the service mark "The World's
Decor...Right to your Door," on September 2, 2002, with the United States Patent and Trademark office. The registration for "The World's Decor ... Right to your
Door" will terminate in 10 years from grant, or may be cancelled after 6 years if we do not file the appropriate documents evidencing our continued use of that mark. Our application for the service mark "Decorize" was filed in April 2002 and registration was granted in August 2003

            In addition, we have common law rights to the use of "decorize.com"
and "The World's Decor....Right to your Store," however, we have not chosen to complete an application for registration of those marks at this time.

            Employees

            As of June 30, 2003, we employed 60 persons, including 8 in the Far
East, 57 of whom were employed on a full-time basis. Our employees are not represented by any union. We have not experienced any work stoppage due to labor disagreements and we believe that our employee relations are good.

                                       27

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

         Critical Accounting Policies

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the accompanying financial statements and related footnotes. Management bases its estimates and assumptions on historical experience, observance of industry trends and various other sources of information and factors. Actual results could differ from these estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially could result in materially different results under differing assumptions and conditions.
Decorize believes the following critical accounting policies require management's most difficult, subjective and complex judgments.

         Goodwill - Effective July 2001, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible
Assets", which was issued by the Financial Accounting Standards Board (FASB) in
July 2001. SFAS NO. 142 required that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. SFAS No. 142 also provided that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. Decorize did not identify or record any impairment with the adoption of this new standard.

         Revenue Recognition - Revenue is recognized when the earnings process is complete and the risks and rewards of ownership of the goods have transferred to the customer, which is generally considered to have occurred upon receipt of the products by the customer.

         Allowances for Doubtful Accounts - We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We perform ongoing credit evaluation of our customers'
financial condition and if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could differ materially from our estimates.

         Accounting for Business Combinations - The companies that we have acquired have all been accounted for as business combinations. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

         The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact net income. For example, different classes of assets will have useful lives that differ. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, there may be less amortization recorded in a given period.

         Stock Options - In accordance with Accounting Principles Board (APB)
No. 25 and related interpretations, we use the intrinsic value-based method for measuring stock-based compensation cost with required pro forma disclosures of compensation expense determined under the fair value method of SFAS No. 123,
Accounting for Stock-Based Compensation. For options that have been modified we have applied Financial Accounting Standards Board Interpretation No. 44 (Fin
44), Accounting for Certain Transactions Involving Stock Compensation, an
Interpretation of APB No. 25, effective July 1, 2000. We have also adopted SFAS
No. 148, Accounting for Stock-based Compensation - Transition and Disclosure.

                                       28

Results of Operations and Comparison of Prior Year Periods

         The following table presents certain items included in Decorize's consolidated statements of operations, a copy of which is included in this prospectus, and the percentage of total revenues for the periods indicated. All such data should be read in conjunction with, and is qualified in their entirety by reference to, our financial statements and accompanying notes.

                                                 For the three months ended September 30,
                                            2003                    2002                   Change
                                            ----                    ----                   ------
                                     $          %            $           %            $             %
                                     -          -            -           -            -             -

      Sales, net                  3,696,176   100.0         5,215,314    100.0      (1,519,138)

      Cost of sales               2,861,154   77.4          3,275,414     62.8        (414,260)   14.6

      Gross profit                  835,022   22.6          1,939,900     37.2      (1,104,878)  (14.6)
      Selling, general and

        operating expenses        1,493,512   40.4          1,637,495     31.4        (143,983)    9.0
      Operating income (loss)     (658,490) (17.8)            302,405      5.8        (960,895)  (23.6)

      Total other expense           199,569    5.4            138,210      2.7           61,358    2.7
      Net (loss)                  (858,059)  (23.2)           164,195      3.1      (1,022,254)  (26.3)

         Our revenues are derived primarily from the sale of home furnishing and home decor products to large and small retailers. Sales for the three month period ended September 30, 2003, decreased $1.5 million to $3.7 million, compared to $5.2 million for the three month period ended September 30, 2002.
The three month period ended September 30, 2002, included large orders from one customer. We continue to receive orders from that customer at a reduced volume, but due to the lethargic economy, we were not able to replace those reduced revenues during this current year quarter. We are aggressively pursuing revenue growth and have secured orders from additional large customers scheduled to ship in the subsequent quarters of this fiscal year. Furthermore, management is planning to diversify its revenues by increasing sales volume from our smaller retail customers. Although results of the current fiscal quarter do not compare favorably with those of the same quarter in the previous fiscal year, we anticipate that our annual revenues will be comparable to the previous two fiscal years, with the rate of sales resuming growth toward the end of the fiscal year.

Cost of Sales

         For the three months ended September 30, 2003, cost of sales increased as a percentage of sales to 77.4% or $2.8 million, compared to 62.8% or $3.3 million for the three months ended September 30, 2002. The percentage increase of costs, for the three months ended September 30, 2003, was due, in part, because ocean freight rates increased substantially more than expected and we were not able to recover all of the costs during the first quarter. Furthermore, during the current period, we encountered a shift from higher margin orders, to higher volume orders with lower margins. We also experienced some quality related issues. Although these quality issues were mostly limited to one large customer, returns and allowances, as a percentage of revenues, were greater than in the prior year quarter.

Operating Expenses

         During the three month period ended September 30, 2003, our operating expenses decreased $0.1 million to $1.5 million, compared to $1.6 million for the same period last year. The decrease for the three-month period is due, in part, to the cessation of operations in Houston, Texas, and the elimination of expenses related to that operation, as well as to our ongoing effort to make our operations more efficient.

Other Expense

         Other expense for the three-month period ended September 30, 2003, consisted principally of $200,786 of interest expense compared to $164,703 of interest expense for the three months ended September 30, 2002. This

                                       29

increase during the three-month period ended September 30, 2003, was primarily due to the $135,497 non-cash charge related to the amortization of discount on convertible debt.

Net Loss

         Our net loss was $858,059 for the three-month period ended September
30, 2003, compared to a net income of $164,195 for the same period last year.
The net loss for the three-month period was a result of decreased revenues, increased cost of sales and increased interest expense related to the amortization of discount on convertible debt.

Inflation

         We do not believe our business is materially affected by inflation. We anticipate that any increase in costs caused by inflation will be passed on to the customers.

                    Fiscal Years Ended June 30, 2003 and 2002

                                            2003                          2002                      Change
                                            ----                          ----                      ------

Sales (net)                           15,404,514         100.0%    14,081,833        100.0%     1,322,681    -%
Cost of sales                          9,614,317           62.4     9,140,368          64.9       473,949  (2.5)
Gross profit                           5,790,197           37.6     4,941,465          35.1       848,732   2.5
Operating expenses                     6,279,689           40.8     6,561,754          46.6     (282,065)  (5.8)
Operating loss                         (489,492)          (3.2)   (1,620,289)        (11.5)     1,130,797   8.3
Total other expense                      662,913            4.3       363,853           2.6       299,060   1.7
Income tax expense                             -              -        32,700             -      (32,700)    -
Net loss                             (1,152,405)          (7.5)   (2,016,842)        (14.3)       864,437   6.8

Sales

         Our sales are derived primarily from the sale of home furnishing and home decor products to large and small retailers. Sales for the year ended June
30, 2003, increased $1.3 million or 9% to $15.4 million compared to $14.1 million for the year ended June 30, 2002. The increase in revenues for fiscal
2003 over fiscal 2002 is due primarily to increased sales to new and existing customers, which we believe is evidence of customer acceptance of our services, products and prices, as indicated by initial and repeat orders from new and recently new customers, and to a lesser extent from increases in sales to several of our historical large customers. We believe that we have presented our product offerings and services to only a small part of the much larger number of large and medium sized retailers who would find our offerings attractive and would order product from us. We intend to continue marketing our goods aggressively to large retail customers and expect that as a result we will continue to increase our sales to them substantially on a dollar-to-dollar comparative basis. However, we do not believe that future rates of comparable sales increases will be as high on a percentage basis as they were in our most recent fiscal quarters or the fiscal year 2003. Pricing in our industry is very competitive and we must focus on selling more goods to more customers at very competitive prices in order to increase our revenues.

         Decorize has existed in its present form only since July 2001, so we do not have an extensive history of sales information as a combined entity.
However, based on Decorize's sales since July 2001, and our evaluation of the historic operating results of Faith Walk and GuildMaster, it appears that we have the highest volume of sales during our first two fiscal quarters, which accounted for approximately 60.5% of fiscal 2003 sales, and that the remaining quarters, accounting for the other 39.5% of sales for 2003, are not quite as strong. We believe that part of the reason for the increase in sales for the quarters ending September 30, 2002, and December 31, 2002, as compared to the two following quarters, is due to the fact that we had a large retailer delay a big shipment from the fourth quarter of 2002 to first quarter of 2003 as well as several big projects for large retailers gearing up for the holiday months.
Other than the growth of our enterprise, we have not observed any other significant seasonal patterns.

                                       30

Cost of Sales

         The cost of sales for the year ended June 30, 2003, decreased as a percentage of sales to 62.4% compared to 64.9% for the year ended June 30, 2002.
The percentage decrease of costs for the year ended June 30, 2003, compared to the prior year, was the result of a change in freight carriers and ongoing price negotiations with vendors. The decrease in our cost of sales resulted in an increase in our gross margin to 37.6% in fiscal year 2003 compared to 35.1% in fiscal year 2002.

Operating Expenses

         During the year ended June 30, 2003, our operating expenses decreased
$.3 million to $6.3 million, compared to $6.6 million for the same period last year. The net decrease was principally attributable to a decrease in stock compensation of $713,000 and a $103,000 decrease in marketing expenses, minimized by increases of $310,000 in payroll and related expenses, $100,000 in professional fees, and $116,000 in travel. Payroll and related expenses increased in the first part of 2003 as we needed additional staff to facilitate the growth of our operations, but decreased in the latter part of the year as we reduced some positions to reflect the actual level of sales we were experiencing in that period. The increase in professional fees was due to the heavy activity in securities transactions and regulatory filings. Travel expense increased because of numerous trips to Asia and the Pacific Rim to develop new product and expenses related to seeking additional financing sources. The large reduction in stock compensation expense was due to the small amount of stock options to be expensed during the current year period, $84,373, compared to $750,000 during the prior year period. Furthermore, for the year ended June 30, 2003, operating expenses included $214,955 of depreciation and amortization. Operating expenses decreased as a percentage of sales 5.8% to 40.8% for the year ended June 30,
2003, compared to 46.6% for the same period last year. The reduction of operating expenses as a percentage of sales is directly attributable to the increase in sales, efficiencies found in combined operations, and the fixed cost nature of certain expenses.

Other Expense

         Other expense for the year ended June 30, 2003, consisted principally of $714,374 of interest expense compared to $364,000 of interest expense for the year ended June 30, 2002. This increase during 2003 was primarily due to the
$463,625 charge related to the amortization of discount on convertible debt for
2003 versus $125,000 for 2002.

Net Loss

         Loss from operations decreased to $.5 million in fiscal 2003 from $1.6 million in fiscal year 2002. As a percentage of sales, the loss from operations decreased to 3.2% in fiscal 2003 compared to 11.5% in fiscal year 2002 due to the effects of significant sales volume increases, increased margins and a reduction in operating expenses.

         We recorded a net loss of $1.2 million in fiscal 2003, compared to $2.0 million in fiscal year 2002. As a percentage of sales, our net loss decreased to
7.5% in fiscal 2003 compared to 14.3% in fiscal year 2002. Our losses are considered to be a normal part of our expanding operations as a start-up business. As we continue to grow, we expect to become more profitable. A significant portion of our fiscal year 2003 losses were non-cash charges of
$84,373 for stock compensation expense and $463,625 for amortization of debt discount related to conversion rights and warrants associated with the $750,000 convertible note financing completed in February 2002.

         Net loss per share decreased to $0.11 per share in fiscal year 2003, from $0.20 per share in fiscal 2002.

Inflation

         We do not believe our business is materially affected by inflation. We anticipate that any increase in costs of goods sold and operating costs caused by inflation will be passed on to our customers through increases in price per unit.

                                       31

   Fiscal Year Ended June 30, 2002 and Twelve Month Period Ended June 30, 2001

Sales

         Our sales are derived primarily from the sale of home furnishing and home decor products to large and small retailers. During fiscal year 2002, sales increased approximately $13.0 million to $14.1 million from $1.1 million in the period from March 6, 2000 (inception) through June 30, 2001. Approximately $5.2 million of the increase is attributable to the purchase of GuildMaster, and $2.3 million resulted from the purchase of Faith Walk. Sales from our decorize.com division increased to $6.6 million from $1.0 million in the period from March 6,
2000 (inception) through June 30, 2001.

Cost of Sales

         Cost of sales decreased as a percentage of sales to 64.9% for fiscal year 2002 from 71.5% in the period from March 6, 2000 (inception) through June
30, 2001. The decrease in our cost of sales was due primarily to better purchase prices because of our increased volume of purchases. The decrease in our cost of sales resulted in an increase in our gross margin to 35.1% in fiscal year 2002 compared to 28.5% in the period from March 6, 2000 (inception ) through June 30,
2001.

Operating Expenses

         Operating expenses increased to $6.6 million in fiscal year 2002 from
$1.7 million in fiscal year 2001, an increase of $4.9 million. The increases in these expenses were primarily attributable to the acquisitions of GuildMaster and Faith Walk. In addition, fiscal year 2002 included $754,000 of non-cash charges for stock option expense. As a percentage of sales, our operating expenses decreased to 46.6% in fiscal year 2002, from 150.4% in the period from
March 6, 2000 (inception) to June 30, 2001, due to the effects of significant sales volume increases.

Other Expenses

         Depreciation and amortization was $125,000 for the fiscal year 2002 and
$45,000 for the period from March 6, 2000 (inception) to June 30, 2001. This increase resulted primarily form the acquisitions of GuildMaster and Faith Walk.

         Other expense increased to $364,000 in fiscal year 2002 from $134,000 in the period from March 6, 2000 (inception) to June 30, 2001. Of this increase
$125,000 was attributable to the amortization of debt discount related to conversion rights and warrants attached to the $750,000 convertible note financing completed in February 2002. The balance of the increase was mostly due to the interest expense associated with the stockholders' notes payable.

Net Income (Loss)

         Loss from operations increased to $1.6 million in fiscal year 2002 from
$1.4 million in the period from March 6, 2000 (inception) to June 30, 2001. As a percentage of sales, the loss from operations decreased to 11.5% in fiscal year
2002 compared to 121.9% in the period from March 6, 2000 (inception) to June 30,
2001 due to the effects of significant sales volume increases.

         We recorded a net loss of $2.0 million in fiscal year 2002, compared to
$1.5 million in the period from March 6, 2000 (inception) to June 30, 2001. As a percentage of sales, our net loss decreased to 14.3% in fiscal year 2002, compared to 130.9% in the period from March 6, 2000 (inception) to June 30,
2001. Our losses are considered to be a normal part of our expanding operations as a start-up business. As we continue to grow, we expect to become more profitable. A significant portion of our fiscal year 2002 losses were non-cash charges of $754,000 for stock compensation expense and $125,000 for amortization of debt discount related to conversion rights and warrants associated with the
$750,000 convertible note financing completed in February 2002.

         Net loss per share decreased to $0.20 per share in fiscal year 2002, from $0.32 per share in the period from March 6, 2000 (inception) to June 30,
2001.

                                       32

Liquidity and Capital Resources

         We had working capital of $1.9 million at June 30, 2003, compared with
$1.8 million at June 30, 2002, and working capital of $1.0 million at September
30, 2003, compared with $2.3 million at September 30, 2002.

         Cash and cash equivalents and short-term investments were $122,000 at
June 30, 2003, compared to $148,000 at June 30, 2002. Cash used in operating activities decreased from $1,894,684 in fiscal year 2002 to $1,050,919 in fiscal year 2003. The principal operating uses of cash during fiscal 2003 were attributable to the $1.2 million net loss, increased inventories and an increase in accounts receivable, which was minimized by an increase in accounts payable.
The increase in inventory was due to inventory not shipped immediately upon production but held for later shipment to customers. In addition, inventory levels at June 30, 2002 were significantly higher than normal due to the postponement of a delivery at the request of a major customer.

         Cash and cash equivalents and short-term investments were $65,287 at
September 30, 2003, compared to $128,019 at September 30, 2002. Cash used in operating activities during the three-month period ended September 30, 2003, amounted to $1,198,957 compared to a $1,099,911 provision of cash for the same period in the prior year. The increase was attributable to $135,000 of non-cash amortization of debt discount, a $348,308 decrease in inventories, an increase in receivables of $758,000, and a decrease in payables of $97,000.

         Investing activities during the year ended June 30, 2003, consumed
$158,904 in cash. This amount related to the acquisition of computer equipment and improvements in Decorize's technological infrastructure. Investing activities during the three-month period ended September 30, 2003, consumed
$26,000 in cash. This amount related to the acquisition of property and equipment.

         During the year ended June 30, 2003, our cash provided from financing activities amounted to $1,183,467. This is principally attributable to investment capital raised of $899,792 and net advances received from our factor of $702,461 offset by principal payments of $259,614 on debt and payment of
$159,172 relating to the registration of the shares of Decorize common stock offered by this prospectus. During the three months ended September 30, 2003, our cash provided from financing activities amounted to $1,168,289 from short-term financing in the amount of $300,000 and advances from our factor of
$969,000.

         We anticipate that our working capital need will increase as our business grows. As of June 30, 2003, our working capital was $1.9 million. In particular, we require cash to fund the purchase and manufacturing of products for shipment to customers. We expect that these working capital requirements can be met through our ongoing relationships with asset-based lenders that have provided similar funding to us in the form of factored accounts receivable and borrowing against qualified inventories.

         In order to provide improved working capital liquidity and credit risk exposure, Decorize and its subsidiaries regularly sell the majority of our accounts receivable under global factoring arrangements. Throughout 2002,
Decorize and its subsidiaries operated under a factoring arrangement with First
Factors Corporation, under which we sold our accounts receivable on a pre-approved, non-recourse basis. Accounts receivable sold are subject to pre-approval by the factor. Decorize does not retain any interest in, or control of, the accounts receivable sold. Decorize does not bear any credit risk relating to the sold receivables other than with regard to customer disputes that may require Decorize to reacquire such disputed receivables from the factor. A portion of the sale proceeds is withheld by the factor for a period of time pursuant to the factoring agreement, which is reflected as due from factor on the balance sheet. Advances of amounts due from factor bear interest at prime, and may be offset against amounts due to Decorize at the factor's option.
For the year ended June 30, 2003, Decorize and its subsidiaries factored
$8,887,982 in accounts receivable and received $8,932,128 in cash from First
Factors. The factoring service fees were $111,487 and the interest paid on cash advances from the factor, amounted to $65,048 for the year ended June 30, 2003.

         On February 4, 2003, Decorize and its subsidiaries entered into a factoring arrangement with CIT Commercial Services, a unit of CIT Group, Inc.
This factoring arrangement replaced the previously existing arrangement that had been in place with First Factors and has substantially similar characteristics.
For the year ended June 30, 2003, Decorize and its subsidiaries factored
$5,434,412 in accounts receivable and received $5,555,043 in cash from CIT. The factoring service fees were $29,974 and the interest paid on cash advances from

                                       33

the factor, amounted to $13,030 for the year ended June 30, 2003. In addition to factoring accounts receivable, this arrangement provides for borrowing against qualified inventories of up to $1,000,000. Decorize was in compliance with its obligations under the First Factors arrangement at the time of it entering into the new agreement with CIT.

         For the fiscal year ended June 30, 2003, we failed to comply with the net income financial covenant under the CIT factoring agreement, which required that our net loss not exceed $150,000 for that fiscal year. Our net loss in fiscal 2003 was $1.2 million. CIT signed an amendment and waiver letter in
September 2003, which waived our noncompliance with the net income covenant for fiscal 2003 and amended the covenant to require us to have a net loss of no more than $600,000 and net income of no less than $1 for each fiscal year thereafter during the term of the agreement. We paid a $5,000 waiver fee in consideration of the waiver and amendment, and we also reimbursed CIT for approximately
$700.00 in legal fees and other expenses associated with the waiver and amendment. We believe that our projected level of operating losses, combined with the impact of significant non-cash expenses that we expect to incur during fiscal 2004 in connection with planned financing and investor relations activities, make it likely that we will not be in compliance with our net income covenant at the end of fiscal 2004. Therefore, we anticipate requiring another waiver or amendment for the factoring agreement following the end of fiscal
2004.

         In December 2002, Decorize completed a private placement of 785,714 shares of common stock, and warrants to acquire an additional 785,714 shares of common stock at an initial exercise price of $2.80 per share. Each purchaser received a warrant to purchase one share of common stock for each share of common stock purchased in the private placement. The private placement was completed in two separate closings on November 19, 2002 and December 2, 2002.
The aggregate purchase price for the common stock and the warrants was
$1,100,000, based on a price per share of common stock equal to $1.40. As a cost of this private offering, Decorize paid $75,000 and issued 17,857 shares of common stock, together with warrants for an aggregate of 171,428 shares of common stock, as placement fees to parties acting on Decorize's behalf in such placement. In addition, Decorize agreed to pay a $2,500 monthly management fee to one of the purchasers for the two year period following closing. The warrants are exercisable at $1.40 per share for 42,857 shares, at $2.80 per share for
42,857 shares, at $1.68 per share for 42,857 shares and at $3.36 per share for
42,857 shares. All of the warrants have an exercise period of three years, except for the warrants exercisable for 42,857 shares at a price of $2.80 per share, which have an exercise period of five years.

         On January 1, 2003, the $750,000 convertible term note issued to
NestUSA on February 20, 2002, was amended by the issuance of an amended and restated convertible term note. Terms of the amended note created new payment terms for the convertible term note, and Decorize issued additional three-year warrants for 216,000 shares of Decorize's common stock at an exercise price of
$2.80 per share. The conversion price of the original three-year warrants, exercisable for 300,000 shares, was reduced to $1.50 per share on December 31,
2002, since Decorize failed to complete the requisite financing described in those warrants. Interest on the note accrues at an initial rate of 6.00% per annum, accrued and compounded annually. Principal and interest are payable monthly in the amount of $17,500 commencing on January 31, 2003, continuing until January 31, 2004, when the monthly payments increase to $53,351 through
December 31, 2004, at which time the note will be fully paid. Decorize was not in violation of any covenants or obligations relating to the convertible note at the time of the amendment.

         On October 3, 2003, we issued a line of credit note to James K.
Parsons, Decorize's President and CEO in the amount of $800,000 at an interest rate of prime plus 1.25%, together with 500,000 warrants exercisable at $1.40 per share. On December 10, 2003, the note was amended to increase the principal amount available to $1,000,000, and Mr. Parsons was issued an additional 200,000 warrants exercisable at $1.20 per share. The note is due in full on September
30, 2004. The initial set of warrants are exercisable until September 30, 2006, and the second set of warrants terminate on December 31, 2006.

         We believe that additional financing will be needed to meet the capital requirements associated with our growth objectives. We will evaluate alternatives for obtaining debt and equity financing to meet our capital requirements, or to retire debt we have incurred in the acquisition of
GuildMaster and Faith Walk, as we deem appropriate. There is no assurance that such financing will be available on terms that will be acceptable to us. The inability to secure such financing could have a material adverse effect on our ability to maintain our business or to achieve our growth objectives. We have recently obtained short-term loans from an officer of the Company to meet working capital requirements but there is no assurance that additional such funds, if needed, will be available in the future.

                                       34

         Total Contractual Cash and Other Obligations

         The following table summarizes our long-term debt, capital lease obligations, and operating lease obligations as of June 30, 2003.

                                                                  Less than                                    After 5
                                                    Total           1 Year         1-3 Years     4 - 5 Years     Years
                                                    -----           ------         ---------     -----------     -----
Aggregate amount of principal to be paid
   on the outstanding long-term debt                   832,395         444,798          387,597             -      -
Principal payments due on notes payable to
stockholders                                         2,603,010         800,000        1,803,010             -      -
Future minimum lease payments under
   capital leases                                      187,424          71,298          110,215         5,911      -
Future minimum lease payments under
   noncancelable operating leases                    1,518,561         360,653          901,440       256,468      -
                                                     ---------       ---------        ---------       -------      -
Totals                                               5,141,390       1,676,749        3,202,262       262,379      -
                                                     =========       =========        =========       =======      =

                             DESCRIPTION OF PROPERTY

         We operate each of our businesses in leased facilities. Our corporate headquarters and the operations of decorize.com are housed together in approximately 9,600 square feet in one building in Springfield, Missouri. Our rent for this space is $3,500 per month. The facilities are in good condition.
The initial term of the lease for our corporate headquarters terminated on April
15, 2003, and we exercised our option to renew the lease for another one-year term ending April 15, 2004. We have a second option to renew the lease for another one-year period at the end of the current renewal term. We anticipate that if additional space is required within the next 12 months for our headquarters and decorize.com operations, then such space will be available in the Springfield area on a reasonable commercial basis.

         Decorize leases 7,320 square feet of showroom in High Point, North
Carolina. The High Point showroom lease terminates on October 31, 2009. The rent for the period beginning November 1, 2003 and ending October 31, 2004 is
$9,656.30 per month, from November 1, 2004 to October 31, 2005 is $9,680.70 per month, from November 1, 2005 to October 31, 2008 is $9,866.30 per month, and from November 1, 2008 to October 31, 2009, is $10,162.29 per month. We have an option to renew the lease for one five-year period.

         Decorize manufactures and warehouses GuildMaster items in a 41,250 square feet facility in Springfield, Missouri. The lease agreement currently provides for a monthly rent payment of $9,860. The lease on the building terminates on November 30, 2006, and there are options to renew the lease for two additional five-year periods. The Springfield facility is in good condition, and we believe the space is adequate for GuildMaster's operations for the foreseeable future.

         Decorize also leases approximately 2,275 square feet in a furniture market in Atlanta, Georgia. The Atlanta showroom is leased on a month-to-month basis for $3,225 per month with a 30-day cancellation notice period. We believe adequate space is available in the Atlanta area on a reasonable commercial basis should the current lease not be renewed.

         Faith Walk rents approximately 1,500 square feet in Houston, Texas. The lease for this space terminates on November 30, 2004. Our rent for this facility is $741 per month. The facility is in good condition. We believe the space is adequate for Faith Walk's operations for the current period. We are in the process of transitioning Faith Walk's operations to Springfield, Missouri and to
Asia, so we do not plan to maintain a large facility in Houston.

         We maintain insurance for physical loss on all properties described above, and we believe that the amount of this insurance coverage provides adequate protection.

                                       35

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On July 14, 1999, Guidelocator.com, Inc., our predecessor company, issued a $10,000 promissory note to Ruth E. Shepley, the sole officer and director of Guidelocator at the time. The note carried an interest rate of 10%, was due on August 30, 2001, and required repayment upon a change of control of
Guidelocator. This note was subsequently repaid.

         In July 1999, we issued 1,500,000 shares of our common stock to Ms.
Shepley for services rendered which were valued at $1,500 in the aggregate. Ms.
Shepley returned 1,150,000 of these shares to us pursuant to the merger of
Guidelocator and Decorate, Inc. on June 29, 2001. Prior to the merger, our office was located in a building owned by Ms. Shepley. We did not pay rent for the office and did not enter into a lease for the office space.

         When we acquired GuildMaster in June 2001, all of the stock of
GuildMaster was owned by James Parsons, our President and Chief Executive
Officer, and Ellen Parsons, the wife of James Parsons, and by Jon Baker, a director of the Company. The purchase price for GuildMaster was $2.5 million, which we paid by issuing a $375,000 promissory note to Mr. Baker and by issuing common stock worth approximately $2,125,000 to Mr. Baker, Mr. Parsons and Mrs.
Parsons. We also assumed a $925,000 debt owed by GuildMaster to Mr. Parsons, by issuing a $925,000 promissory note. The notes are due in full on July 31, 2004
(pursuant to modifications made subsequent to the end of fiscal year 2002);
however, the interest payable on Mr. Baker's note will be paid on December 31,
2004, pursuant to the separation agreement signed in connection with his resignation on August 25, 2003. We believe that the transaction was exempt from registration Section 4(2) of the Securities Act of 1933. As part of the transaction, we entered into employment agreements with Mr. Baker and Mr.
Parsons. You can find information about these employment agreements and Mr.
Baker's separation agreement in "Executive Compensation" on page 37 of this prospectus.

         We acquired Faith Walk in July 2001. Prior to the acquisition, Faith
Walk was owned by J. Michael Sandel and his spouse. The purchase price for Faith
Walk was $1.0 million. We paid $284,000 of the purchase price in cash. The remainder of the purchase price was paid by issuing a $216,000 promissory note and common stock worth approximately $510,000 to Mr. Sandel and his spouse. The note is due in full on July 31, 2004 (pursuant to modifications made subsequent to the end of fiscal year 2002). We believe the transaction was exempt from registration under Section 4(2) of the Securities Act of 1933. As part of the transaction, we entered into an employment agreement with Mr. Sandel. You can find information about Mr. Sandel's employment agreement in "Executive
Compensation" on page 37 of this prospectus. In October 2002, Mr. Sandel repaid a note on behalf of Faith Walk to Sterling Bank in the amount of $288,000.
Decorize subsequently issued a note in the same amount to Mr. Sandel.

         On August 4, 2001, our Board of Directors authorized the issuance of two-year common stock purchase warrants that were exercisable for up to 500,000 shares of Decorize common stock, with the issuance to be effective as of June
30, 2001. Decorize ultimately issued warrants for an aggregate 470,000 shares to
11 former holders of Class B equity units in decorize.com, L.L.C., the predecessor to Decorize, effective as of that June 30 date. The warrants were issued in exchange for the payment of $.10 per warrant share and the waiver by such holders of any claims they may have against Decorize in connection with the conversion of decorize.com, L.L.C. into a Delaware corporation. The warrants are exercisable at an exercise price equal to $2.00 per share until they expire by their terms on June 30, 2003. Decorize received an aggregate $44,000 in exchange for the issuance of the warrants, and we waived the $3,000 payment for the
30,000 warrants issued to Fabian Garcia in consideration of his promise to exercise the warrants and purchase the underlying shares within a shorter time period than was provided under the warrants. Mr. Garcia exercised his warrants in October 2001, and upon such exercise and the payment of the $60,000 exercise price, he received 30,000 shares of Decorize common stock. The current warrant holders include Kevin Bohren and Timothy Dorgan, both of whom serve as directors of Decorize. Mr. Bohren paid $7,000 in cash for warrants to purchase 70,000 shares of our common stock, and Mr. Dorgan paid $1,000 in cash for warrants to purchase 10,000 shares of common stock. The amount of the original investments made by Mr. Bohren, Mr. Dorgan and Mr. Garcia for the Class B equity units that were exchanged by each of them was approximately $225,000, $36,000 and $100,000, respectively.

         On May 6, 2002, Decorize issued and sold to Mr. Garcia an additional
20,000 shares of common stock at a purchase price equal to $2.50 per share, in a private sale transaction. Mr. Garcia also received common stock

                                       36

purchase warrants exercisable for an additional 20,000 shares of common stock at an initial exercise price of $3.00 per share. The exercise period under the warrants terminates five years after issuance, in May 2007.

         On October 3, 2003, we issued a line of credit note to James K.
Parsons, Decorize's President and CEO in the amount of $800,000 at an interest rate of prime plus 1.25%, together with 500,000 warrants exercisable at $1.40 per share. On December 10, 2003, the note was amended to increase the principal amount available to $1,000,000, and Mr. Parsons was issued an additional 200,000 warrants exercisable at $1.20 per share. The note is due in full on September
30, 2004. The initial set of warrants are exercisable until September 30, 2006, and the second set of warrants terminate on December 31, 2006.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Shares of our common stock began trading on The American Stock Exchange on March 8, 2002, under the symbol "DCZ". The following table summarizes the highest and lowest reported sales price per share for the first fiscal quarter of 2004, all fiscal quarters of 2003 and the last two fiscal quarters of 2002 following the listing of the common stock on AMEX.

                                                       High              Low
                                                       ----              ---

          Second Quarter 2004 (October 1, 2003        $1.52             $0.92
               through December 17, 2003)
          First Quarter 2004                            1.75              1.30
          Fourth Quarter 2003                           1.77              1.39
          Third Quarter 2003                            1.90              1.01
          Second Quarter 2003                           2.39              0.72
          First Quarter 2003                            3.20              1.75
          Fourth Quarter 2002                           4.38              3.10
          Third Quarter 2002 (March 8                   4.49              3.50
               through March 31)

Previously, our common stock was traded on the over-the-counter bulletin board under the symbol "DCZ". The following table summarizes the high and low historical bid quotes reported by the OTCBB Historical Data Service for the periods indicated. OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark down or commissions, so those quotes may not represent actual transactions.

                                                      High               Low
                                                      ----               ---

          Third Quarter 2002 (through                 $4.10             $3.10
                 March 7, 2002)
          Second Quarter 2002                          4.45              1.80
          First Quarter 2002                           3.90              1.50
          Fourth Quarter 2001                           .03               .03
          Third Quarter 2001                          .0413             .0413
          Second Quarter 2001                          **                 **
          First Quarter 2001                          .0075             .0030

**       No trades reported by the OTCBB

         We had approximately 540 beneficial owners of our common stock, including 97 of which were holders of record, as of September 30, 2003.

         We have not paid cash dividends on our common stock since its inception. The board of directors does not anticipate payment of any cash dividends in the foreseeable future and intends to continue its present policy of retaining earnings for reinvestment in our operations.

                                       37

                             EXECUTIVE COMPENSATION

Summary Compensation

         The following table, and the accompanying explanatory footnotes, includes annual and long-term compensation information on (i) our Chief
Executive Officer, and (ii) three other executive officers and one employee who were the most highly compensated officers or employees of Decorize for services rendered in all capacities during the twelve month periods ended June 30, 2003,
2002 and 2001.

Name and                                                                                 Long Term
Principal Position                         Annual Compensation                          Compensation
------------------                         -------------------                          ------------
                            Twelve
                             Month                              Other Annual        Securities        All Other
                            Period      Salary       Bonus      Compensation    Underlying Options   Compensation
                            ------      ------       -----      ------------    ------------------   ------------

Jon T. Baker              2003       $159,765 (1) $  10,000     $       -0-            -0-                 -0-
Former Chairman, CEO,     2002       $158,579 (1) $  20,000     $       -0-            -0-                 -0-
President and Director    2001       $133,879 (2) $     -0-     $   22,570 (2)         -0-                 -0-

James K. Parsons          2003       $123,700 (3) $     -0-     $       -0-            -0-                 -0-
CEO, President and        2002       $ 88,462 (3) $     -0-     $       -0-            -0-                 -0-
Director                  2001       $ 75,000 (4) $     -0-     $       -0-            -0-                 -0-

J. Michael Sandel         2003       $113,423 (5) $     -0-     $       -0-            -0-                 -0-
Vice President and        2002       $107,800 (5) $     -0-     $       -0-            -0-                 -0-
Director                  2001       $122,304 (6) $     -0-     $       -0-            -0-                 -0-

Shane Mathews (7)         2003       $ 70,000    $      -0-     $ 105,373 (8)        15,000 (10)           -0-
Key Account Manager       2002       $ 70,000    $      -0-     $  94,425 (9)        10,000 (11)           -0-
                          2001       $ 46,231    $      -0-     $       -0-          39,941 (12)    $  5,000(13)

Alex Budzinsky            2003       $107,077    $  22,462      $       -0-          40,000 (14)           -0-
Executive Vice President  2002       $ 40,615    $      -0-     $   2,478           100,000 (15)           -0-
and CFO                   2001       $    -0-    $      -0-     $       -0-                -0-             -0-

(1)  Includes $21,421 in deferred compensation earned by Mr. Baker in fiscal year 2002, to be paid in fiscal year 2003. Pursuant to his employment agreement with us, Mr. Baker's annual salary for the referenced fiscal year was $160,000. Mr. Baker's employment was terminated in August 2003.

(2)  Includes compensation paid by GuildMaster, which was acquired on June 18,
     2001, from July 1, 1999 to March 5, 2001 and by Decorize thereafter.

(3)  Pursuant to his employment agreement with us, Mr. Parson's annual salary is
     $140,000. Mr. Parsons has opted to forgo the remaining salary owed to him under his employment agreement for fiscal year 2002 and 2003.

(4)  Represents compensation paid by GuildMaster, which was acquired on June 18,
     2001.

(5)  Mr. Sandel's annual salary is $113,423, although his employment agreement with Decorize provides for an annual salary of $110,000. Mr. Sandel was employed by Decorize 11 months in fiscal year 2002.

(6)  Represents compensation paid by Faith Walk Designs, Inc. and Odd & Ends,
     L.P., which were acquired on July 31, 2001.

                                       38

(7)  Mr. Matthews is not an executive officer of Decorize; however, he is included in the table as a highly compensated employee pursuant to SEC rules.

(8)  Represents sales commissions paid in fiscal year 2003.

(9)  Represents sales commissions paid in fiscal year 2002.

(10) The 15,000 shares are issuable under stock options granted under the 1999
     Stock Option Plan on July 26, 2002, for an exercise price equal to $2.40 per share.

(11) The 10,000 shares are issuable under stock options granted under the 1999
     Stock Option Plan on October 8, 2001, for an exercise price equal to $2.65 per share.

(12) The 39,941 shares are issuable under stock options granted under the 1999
     Stock Option Plan on June 29, 2001, for an exercise price equal to $1.13 per share.

(13) Represents the fair market value of the 14,520 shares of restricted common stock issued in exchange for the decorize.com equity units previously owned by Mr. Matthews, as of the exchange date.

(14) The 40,000 shares are issuable under stock options granted under the 1999
     Stock Option Plan on July 26, 2002, for an exercise price equal to $2.40 per share.

(15) The 100,000 shares are issuable under stock options granted under the 1999
     Stock Option Plan on January 16, 2002, for an exercise price equal to
     $2.70.

401(k) Plan

         Effective July 1, 2002, we adopted a 401(k) Profit Sharing Plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended.
The 401(k) plan is available to each employee who meets certain eligibility requirements. Employees may begin participation in the 401(k) plan on the first day of every month any time after one month of employment. Participating employees may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. Decorize has made no contributions to the 401(k) plan and, at this time, does not intend to begin matching employee contributions to the 401(k) Plan.

Option Grants Table

         The following table sets forth certain information with respect to the options granted during the fiscal year ended June 30, 2003, to each employee listed in the Summary Compensation Table set forth above.

                        Option Grants in Fiscal Year 2003

                                               Percent of Total     Exercise or
                                 Number of      Options Granted    Base Price in
                                  Options       to Employees in    Dollars per      Expiration
       Name                     Granted (1)     Fiscal Year(2)        Share (3)        Date
       ----                     -----------     --------------     -----------      ----------
       Jon T. Baker (4)             -0-               N/A               N/A             N/A
       James K. Parsons (4)         -0-               N/A               N/A             N/A
       J. Michael Sandel (4)        -0-               N/A               N/A             N/A
       Alex Budzinsky              40,000            11.6%             $2.40         07/25/11
       Shane Matthews              15,000            4.3%              $2.40         07/25/11

(1)  Options vest over a two-year period from date of grant, with one-third vesting immediately and the remainder vesting at the rate of 50% per year.

                                       39

(2)  The aggregate number of options granted in fiscal year 2002 was 454,700.
(3)  Closing price of our common stock on AMEX at date of grant.
(4)  Decorize has never granted any stock options to Jon T. Baker, James K.
     Parsons or J. Michael Sandel.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

         The following table sets forth certain information with respect to the options owned by the employees named above during the year ended June 30, 2003:

                               Shares                    Number of Unexercised             Value of Unexercised In-the-
                              Acquired                   Options at June 30, 2003                  Money Options
                                 on          Value                                               at June 30, 2003 (1)
Name                          Exercise      Realized    Exercisable    Unexercisable     Exercisable     Unexercisable
----                          --------      --------    -----------    -------------     -----------     -------------

Jon T. Baker (2)                -0-           N/A            N/A              N/A              N/A             N/A
James K. Parsons (2)            -0-           N/A            N/A              N/A              N/A             N/A
J. Michael Sandel (2)           -0-           N/A            N/A              N/A              N/A             N/A
Shane Matthews                  -0-           N/A           51,608           13,333          $61,509            $0
Alex Budzinsky                  -0-           N/A          113,334           26,666            N/A             N/A

(1)  Based upon the spread between the closing price of our common stock on AMEX on June 30, 2003, which was $1.54 per share, and the exercise price of the options (between $1.13 and $2.65 per share).

(2)  Decorize has never granted any stock options to Jon T. Baker, James K.
     Parsons or J. Michael Sandel.

Employment Agreements

          We have employment contracts with two of our executive officers: James
K. Parsons and J. Michael Sandel. Mr. Baker's employment contract was superceded by the Separation Agreement entered into by Decorize and Mr. Baker following his resignation as President, Chief Executive Officer and Chairman of the Board in
August 2003, following the end of our fiscal year 2003.

         Mr. Baker's employment contract, dated June 15, 2001, had a term of three years and a base annual salary of $160,000. The contract included a two-year covenant-not-to-compete in the event Mr. Baker voluntarily terminated his employment with us. On August 25, 2003, Mr. Baker tendered his resignation as Chairman of the Board, President and Chief Executive Officer. Subsequently,
Decorize and Mr. Baker entered into a Separation Agreement and Release to clarify their respective obligations following the termination of Mr. Baker's employment. The Separation Agreement provides for Decorize (i) to pay Mr. Baker severance in the amount of $36,000, which will be paid in equal installments on
Decorize's regularly scheduled paydays between September 1, 2003, and February
29, 2004; (ii) to issue 65,000 shares of common stock to Mr. Baker on March 1,
2004; and (iii) to reimburse Mr. Baker's costs incurred under the Consolidated
Omnibus Budget Reconciliation Act ("COBRA") to continue his health insurance coverage under Decorize's health insurance plan during the period from September
1, 2003, until December 31, 2004; however, any payments for his dependents will remain his own responsibility. Decorize will also pay any interest due
(calculated at 4% per year) on the Promissory Note entered into between Baker and Decorize on June 15, 2001, as modified by the Note Modification Agreement dated July 31, 2002, on December 31, 2004. The separation agreement also contains standard confidentiality, non-hire and release language for the benefit of Decorize.

         Mr. Parson's employment contract, dated June 15, 2001, has a term of three years and a base annual salary of $140,000. Bonuses, if any, are to paid at the sole discretion of our board of directors. The agreement contains an equity compensation provision under which Mr. Parsons had the opportunity to earn an equity compensation bonus at the second anniversary of the agreement based on the profitability of GuildMaster, Inc., but no equity compensation was earned prior to expiration of that provision of the agreement. The contract also includes a two-year covenant-not-to-compete in the event Mr. Parsons voluntarily terminates his employment with us.

                                       40

         Mr. Sandel's employment contract, dated July 31, 2001, has a term of four years and a base annual salary of $110,000. Bonuses, if any, are to be paid at the sole discretion of our Board of Directors. The agreement contains an equity compensation provision under which Mr. Sandel had the opportunity to earn an equity compensation bonus on the second anniversary of the agreement based on the profitability of Faith Walk Designs, Inc., but no equity compensation was earned prior to expiration of that provision of the agreement. The contract also includes a two-year covenant-not-to-compete in the event Mr. Sandel voluntarily terminates his employment with us.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On April 12, 2002, Decorize dismissed its independent public accountants, Kirkpatrick, Phillips & Miller, CPA's, P.C. The decision to change accountants was recommended and approved by our board of directors on that same date. From July 31, 2001, the date of our former accountant's engagement, until
April 12, 2002, there were no disagreements with Kirkpatrick, Phillips & Miller,
CPA's, P.C. on any matter of accounting principle or practice, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. None of the former accountant's reports on the company's financial statements for the period of their engagement with Decorize contained an adverse opinion or disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

         The letter from the former accountants to the office of the Chief
Accountant of the SEC stating that they are in agreement with the above statements is attached to Decorize's Form 8-K/A filed with the SEC on May 28,
2002.

         Effective April 12, 2002, Decorize engaged Ernst & Young LLP, as its independent public accountants. During the two most recent fiscal years and the period of January 1, 2002 through April 12, 2002, neither Decorize, nor anyone on behalf of Decorize, consulted Ernst & Young LLP regarding the application of accounting principles to a specified transaction, either completed or proposed;
or the type of audit opinion that might be rendered on Decorize's financial statements, or any matter that was the subject of a disagreement or a reportable event; and such matters were not an important factor in reaching a decision to engage Ernst & Young LLP as Decorize's independent public accountants.

         On January 3, 2003, Decorize dismissed its independent public accountants, Ernst & Young LLP. The decision to change accountants was recommended and approved by our board of directors on that same date, following the recommendation of Decorize's audit committee. From April 12, 2002, the date of our former accountant's engagement, until January 3, 2003, there were no disagreements with Ernst & Young LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. None of the former accountant's reports on the company's financial statements for the period of their engagement with Decorize contained an adverse opinion or disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

         The letter from the former accountants to the office of the Chief
Accountant of the SEC stating that they are in agreement with the above statements is attached to Decorize's Form 8-K filed with the SEC on January 6,
2003.

         Effective January 6, 2003, Decorize engaged BKD, LLP, as its independent public accountants. During the two most recent twelve month periods ending June 30, 2002 and June 30, 2001 and the period of July 1, 2002 through
January 3, 2003, neither Decorize, nor anyone on behalf of Decorize, consulted
BKD regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was the subject of a disagreement or a reportable event; and such matters were not an important factor in reaching a decision to engage BKD as our independent public accountants. Decorize instructed BKD to audit its financial statements for the year ended June 30, 2002, in addition to completing its normal year end audit of its fiscal 2003 financials.

                                       41

                                  LEGAL MATTERS

          The validity of the common stock offered hereby is being passed upon by Hallett & Perrin, P.C., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of Decorize, Inc. as of and for the year ended June 30, 2002, and June 30, 2003, appearing in this Prospectus and Registration Statement has been audited by BKD, LLP, independent accountants, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                           OTHER AVAILABLE INFORMATION

         We are subject to the reporting requirements of the SEC. Accordingly, we are required to file current reports with the SEC including annual reports, quarterly reports, proxy or information statements, and current reports as required by SEC rules. All reports that we file electronically with the SEC are available for viewing free of charge over the Internet via the SEC's EDGAR system at http://www.sec.gov. We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this prospectus. Requests should be directed to James K. Parsons, our President and Chief Executive
Officer.

         We are filing a registration statement with the SEC on Form SB-2 under the Securities Act of 1933 in connection with the securities offered in this prospectus. This prospectus does not contain all of the information that is in the registration statement, and you may inspect without charge, and copy all materials that we file with the SEC, at the public reference room maintained by the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of these materials may also be obtained at prescribed rates by calling the SEC public reference room at 1-800-SEC-0330.

                                       42

                          INDEX TO FINANCIAL STATEMENTS
                                 DECORIZE, INC.

                                                                                 Page(s)
                                                                                 -------

     Independent Accountants' Report                                               F-2
     Consolidated Balance Sheet as of September 30, 2003                           F-3
     Consolidated Statements of Operations for the three months ended              F-5
            September 30, 2003 and September 30, 2002
     Consolidated Statement of Changes in Stockholders' Equity                     F-6
           for the three months ended September 30, 2003
     Consolidated Statements of Cash Flows for the three months ended              F-7
           September 30, 2003 and September 30, 2002
     Notes to the Consolidated Financial Statements for the three months ended     F-8
           September 30, 2003
     Independent Accountants' Report                                               F-11
     Consolidated Balance Sheets as of June 30, 2003 and 2002                      F-12
     Consolidated Statements of Operations for the years ended                     F-14
           June 30, 2003 and 2002
     Consolidated Statements of Changes in Stockholders' Equity                    F-15
           for the years ended June 30, 2003 and 2002
     Consolidated Statements of Cash Flows for the years ended                     F-16
           June 30, 2003 and 2002
     Notes to Financial Statements for the years ended                             F-17
           June 30, 2003 and 2002

                                      F-1

                         Independent Accountants' Report

Audit Committee and Board of Directors
Decorize, Inc.
Springfield, Missouri

We have reviewed the accompanying condensed consolidated balance sheet of
Decorize, Inc. as of September 30, 2003, and the related condensed consolidated statements of operations for the three-month period ended September 30, 2003, and changes in stockholders' equity and cash flows for the three-month period ended September 30, 2003. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the
American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of
America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the
United States of America.

                                   /s/BKD, LLP

November 14, 2003
Springfield, Missouri

                                      F-2

                            DECORIZE, INC. AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEET
                             SEPTEMBER 30, 2003 (Unaudited)

                                         ASSETS

Current assets:

      Cash and cash equivalents                                               $  65,287

      Receivables:
            Trade accounts receivable, net of allowance of $291,167              225,995
            Due from factor, net of advances of $2,539,238                       391,846
            Other                                                                 12,389

      Inventory                                                                2,697,722

      Prepaid expenses and other                                                 119,162
                                                                       ------------------

            Total current assets                                               3,512,401
                                                                       ------------------

Property and equipment, net                                                      498,747

Goodwill                                                                       3,258,938

Other assets                                                                     236,176
                                                                       ------------------

                                                                               3,993,861
                                                                       ------------------
Total assets                                                               $   7,506,262
                                                                       ==================

         See accompanying notes to the consolidated financial statements.

                                      F-3

                         DECORIZE, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET (continued)
                         SEPTEMBER 30, 2003 (Unaudited)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

        Current liabilities:

               Accounts payable                                                                 $ 1,335,527

               Accrued salaries and commissions                                                     112,144

               Other accrued expenses                                                               305,667

               Note payable, bank                                                                   150,000

               Due to stockholder                                                                   150,000

               Current portion of long-term debt                                                    375,143

               Current portion of capital lease obligations                                          56,200
                                                                                        --------------------

                        Total current liabilities                                                 2,484,681
                                                                                        --------------------

        Capital lease obligations, less current portion                                              76,202

        Long-term debt, less current portion                                                         64,690

        Notes payable to stockholders                                                             1,803,010
                                                                                        --------------------

                        Total liabilities                                                         4,428,583
                                                                                        --------------------

        Stockholders' equity:

               Preferred stock, $.001 par value; 10,000,000
                     authorized, none issued                                                              -

               Common stock, $.001 par value; 50,000,000
                     authorized, 11,270,693 shares outstanding                                       11,271

               Additional paid-in capital                                                         7,272,369

               Accumulated deficit                                                              (4,205,961)
                                                                                        --------------------
                                                                                        --------------------

                        Total stockholders' equity                                                3,077,679
                                                                                        --------------------

        Total liabilities and stockholders' equity                                              $ 7,506,262
                                                                                        ====================

        See accompanying notes to the consolidated financial statements.

                                      F-4

                         DECORIZE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Three Months Ended
                                                                         September 30, 2003         September 30, 2002
                                                                             (Unaudited)               (Unaudited)

Sales                                                                               $ 3,696,176               $ 5,215,314

Cost of sales                                                                         2,861,154                 3,275,414
                                                                      --------------------------    ----------------------

Gross profit                                                                            835,022                 1,939,900
                                                                      --------------------------    ----------------------

Operating expenses:
     Selling, general and administrative                                              1,432,743                 1,573,221
     Stock compensation                                                                       -                    15,000
     Depreciation and amortization                                                       60,769                    49,274
                                                                      --------------------------    ----------------------
          Total operating expenses                                                    1,493,512                 1,637,495
                                                                      --------------------------    ----------------------

Operating income (loss)                                                               (658,490)                   302,405

Other income (expense):
     Interest income                                                                        380                       466
     Interest expense                                                                 (200,786)                 (164,703)
     Other                                                                                  837                    26,027
                                                                      --------------------------    ----------------------
          Total other income (expense)                                                (199,569)                 (138,210)
                                                                      --------------------------    ----------------------

Net income (loss)                                                                    $(858,059)                 $ 164,195
                                                                      ==========================    ======================

Income (loss) per share:
     Basic:                                                                           $  (0.07)                  $   0.02
                                                                      ==========================    ======================
     Diluted:                                                                         $  (0.07)                  $   0.02
                                                                      ==========================    ======================

Weighted-average common shares outstanding:
     Basic:                                                                          11,270,693                10,432,774
                                                                      ==========================    ======================
     Diluted:                                                                        11,270,693                10,698,628
                                                                      ==========================    ======================

        See accompanying notes to the consolidated financial statements.

                                      F-5

                         DECORIZE, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                       Common Stock
                                                   Par          Additional       Accumulated
                                  Shares          Value       Paid-in Capital       Deficit                 Total
                                  ------          -----       ---------------       -------                 -----
Balance, June 30, 2003
                                   11,270,693     $   11,271     $   7,272,369     $   (3,347,902)     $    3,935,738

Net loss                                    -              -                 -           (858,059)          (858,059)
                                   ----------     ----------     -------------     ---------------     --------------
Balance, September  30, 2003
(Unaudited)                        11,270,693    $    11,271     $   7,272,369     $   (4,205,961)     $    3,077,679
                                   ==========    ===========     =============     ===============     ==============

        See accompanying notes to the consolidated financial statements.

                                      F-6

                                                DECORIZE, INC. AND SUBSIDIARIES
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Three Months Ended
                                                                           September 30, 2003            September 30, 2002
                                                                         ------------------------    ---------------------------
                                                                               (Unaudited)                  (Unaudited)

Operating Activities:
Net income (loss)                                                                $  (858,059)                    $   164,195
Items not requiring (providing) cash
     Depreciation and amortization                                                     60,769                         49,275
     Compensatory issuance of common stock and stock options                                -                         15,000
     Amortization of debt discount included in interest expense                       135,497                         93,750
Changes in
     Trade accounts receivable                                                        158,761                      (373,488)
     Due from factor                                                                (917,002)                    (1,664,693)

     Inventories                                                                      348,308                        226,395

     Prepaid expenses and other current assets                                         21,559                       (10,494)

     Accounts payable                                                                (96,860)                        370,222

     Accrued expenses and other                                                      (51,930)                         29,927
                                                                            ------------------          ---------------------
        Net cash used in operating activities                                     (1,198,957)
                                                                            ------------------          ---------------------

Investing Activities:

     Purchases of property and equipment                                             (25,761)                       (15,068)
                                                                            ------------------          ---------------------
        Net cash used in investing activities                                        (25,761)
                                                                            ------------------          ---------------------

Financing Activities:

     Principal payments on long-term debt                                            (54,513)                       (47,721)

     Proceeds from issuance of stockholders' notes payable                            150,000                              -

     Principal payments on capital lease obligations                                 (13,605)                        (6,492)

     Proceeds from issuance of short-term debt                                        150,000                              -
     Payment of costs of ongoing stock registration                                  (32,278)                              -
     Advances from factor, net                                                        968,685                      1,149,139
                                                                            ------------------          ---------------------
        Net cash provided by financing activities                                   1,168,289                      1,094,926
                                                                            ------------------          ---------------------

Increase (Decrease) in Cash and Cash Equivalents                                     (56,429)                       (20,053)

Cash and Cash Equivalents, Beginning of Year                                          121,716                        148,072
                                                                            ------------------          ---------------------

Cash and Cash Equivalents, End of Year                                              $  65,287                    $   128,019
                                                                            ==================          =====================

        See accompanying notes to the consolidated financial statements.

                                      F-7

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1.  General

The accompanying unaudited interim consolidated financial statements of
Decorize, Inc. (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") for
reporting on Form 10-QSB. Accordingly, certain information and footnotes required by generally accepted accounting principles for complete financial statements have been omitted. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-KSB for the fiscal year ended June 30, 2003.

The information contained herein reflects all normal and recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of operations and financial position. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

At September 30, 2003, the Company has a stock-based employee compensation plan.
The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and
related Interpretations. Stock-based employee compensation cost is reflected in net income, as some options granted under those plans had an exercise price below the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value provisions of FASB Statement No. 123,
Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                             Three Months Ended
                                                                                 September 30,
                                                                           2003                  2002
                                                                           ----                  ----

Net income (loss), as reported                                        $ (858,059)              $ 164,195
Add: Stock-based employee compensation expense included
in reported net income, net of tax effects                                      -                 15,000

Less: Total stock-based employee compensation expense
 determined under the fair value based method, net of income taxes      (113,683)              (396,054)
                                                                        ---------  -------     ---------

Pro forma net income (loss)                                           $ (971,742)             $(216,859)
                                                                      ===========             ==========

Earnings (loss) per share:
     Basic - as reported                                                $  (0.07)               $   0.02
     Basic - pro forma                                                  $  (0.08)             $   (0.02)
     Diluted - as reported                                              $  (0.07)               $   0.02
     Diluted - pro forma                                                $  (0.08)              $  (0.02)

2.  Earnings Per Share

Basic earnings per share are computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed similar to basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

Since all stock options and warrants would be antidilutive, basic and diluted loss per share amounts are based on the weighted average number of common shares outstanding.

                                      F-8

                                                                                 Quarter Ended
                                                               ---------------------------------------------------
                                                                    September 30,              September 30,
                                                                        2003                        2002
                                                               ------------------------    -----------------------
Numerator
Net income (loss) for basic and diluted
     earnings per share                                                    $ (858,059)                  $ 164,195

Denominator
Denominator for basic earnings (loss) per share -
     weighted average shares                                                11,270,693                 10,432,774
Effect of employee stock options and warrants                                       --
                                                                                                  265,854
                                                               ------------------------    -----------------------
Denominator for diluted earnings (loss) per share -
     adjusted weighted average shares and
     assumed conversions                                                    11,270,693                 10,698,628
                                                               ========================    =======================

Basic earnings (loss) per share                                             $   (0.07)                   $   0.02

                                                               ========================    =======================

Diluted earnings (loss) per share                                           $   (0.07)                   $   0.02
                                                               ========================    =======================

3.  Inventories

Inventories as of September 30, 2003 consist of the following:

         Finished Products                           $  2,457,414
         Raw Materials                                    229,680
         Work in Process                                   10,628
                                                     ------------
                                                      $ 2,697,722
                                                     ============

4.  Debt

On July 1, 2003, the Company secured a $150,000 line of credit, bearing interest at 7% annually, and maturing October 1, 2003, with Liberty Bank for use as operating capital. The line of credit was secured by a $150,000 Certificate of
Deposit from James K. Parsons, an Executive Vice President and director of the
Company.

On July 17, 2003, the Company secured a promissory note with James K. Parsons, an Executive Vice President and director of the Company, in the amount of
$150,000 with an interest rate of the prime rate (4%) plus 1%, maturing in 90 days.

5.  Contingencies

In December 2002, the Company received a written claim from two former employees demanding payment for allegedly unpaid commissions, certain un-reimbursed expenses and certain unexercised stock options. The Company has rejected all of the demands made by the claimants. Management believes the claims of its former employees are without merit, and the Company intends to vigorously defend itself against these claims. No further actions have occurred regarding these claims.
No provision has been made in the consolidated financial statements for any loss that might ultimately result from this matter. However, events could occur in the near term that would change the amount of estimated loss materially.

We are also subject to certain other legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, based on discussions with and advice of legal counsel, the amount of ultimate liability with respect to these actions will not materially affect the consolidated results of operations or our financial condition.

                                      F-9

6.  Subsequent Events

In October 2003, the Company obtained a 12 month line of credit in the amount of
$800,000 from James K. Parsons, the President and Chief Executive Officer of the
Company, with amounts outstanding bearing interest at a per annum rate equal to the prime rate plus 1.25%. As additional compensation for establishing the loan, the Company issued warrants, expiring September 30, 2006, allowing Mr. Parsons to purchase 500,000 shares at $1.45 per share. The warrants will be recorded at fair value, with the resulting discount reducing the carrying value of the debt.
The discount will be amortized to interest expense over the term of the line of credit.

7.  Recently Adopted Accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued interpretation 46, Consolidation of Variable Interest Entities (FIN 46). In May
2003, the FASB issued Statement of Financial Accounting Standards No. 150,
Accounting for Certain Financial Instruments with Characteristics of both
Liabilities and Equity. The Company adopted both of these new standards effective July 1, 2003, which had no impact on its consolidated results of operations or financial position.

                                      F-10

                         Independent Accountants' Report

Board of Directors
Decorize, Inc.
Springfield, Missouri

We have audited the accompanying consolidated balance sheets of Decorize, Inc.
as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decorize, Inc. as of
June 30, 2003 and 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for goodwill by adopting the provisions of Statement of Financial Accounting
Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

                                   /s/BKD, LLP

Springfield, MO
September 3, 2003, except for Note 12 as to which the date is September 24, 2003

                                      F-11

                                 Decorize, Inc.
                           Consolidated Balance Sheets
                             June 30, 2003 and 2002

Assets

                                                                                   2003                  2002
                                                                            --------------------  --------------------
    Current Assets

        Cash and cash equivalents                                             $        121,716      $        148,072

        Receivable:
             Trade accounts receivable, net of allowance 2003 -
             $287,530, 2002 - $215,158                                                 371,240                94,300
             Due from factor, net of advances 2003 - $1,570,553, 2002 -
             $1,182,788                                                                443,529               951,118
             Other                                                                      25,906                54,304

        Inventories                                                                  3,046,031             2,252,372

        Prepaid expenses and other                                                     140,719                77,630
                                                                               ---------------       ---------------

               Total current assets                                                  4,149,141             3,577,796
                                                                               ---------------       ---------------

        Property and equipment, net                                                    520,919               403,921

        Goodwill                                                                     3,258,938             3,258,938

        Other                                                                          215,343                90,343
                                                                               ---------------       ---------------

                                                                                     3,995,200             3,753,202
                                                                               ---------------       ---------------

                                                                              $      8,144,341      $      7,330,998
                                                                               ===============       ===============

See Notes to Consolidated Financial Statements

                                      F-12

                                 Decorize, Inc.
                           Consolidated Balance Sheets
                             June 30, 2003 and 2002

Liabilities and Stockholders' Equity

                                                                                      2003                  2002
                                                                               -----------------    ----------------
    Current Liabilities
        Accounts payable                                                      $      1,432,387      $        818,366

        Accrued salaries and commissions                                               151,984               245,974

        Other accrued expenses                                                         316,368               183,155

        Current portion of long-term debt                                              285,900               462,970

        Current portion of capital lease obligations                                    49,200                27,447
                                                                               ---------------       ---------------

               Total current liabilities                                             2,235,839             1,737,912
                                                                               ---------------       ---------------

    Capital lease obligation, less current portion                                      97,134                34,712

    Long-term debt, less current portion                                                72,620               121,193

    Notes payable to stockholders                                                    1,803,010             1,645,703
                                                                               ---------------       ---------------

               Total liabilities                                                     4,208,603             3,539,520
                                                                               ---------------       ---------------

    Stockholders' Equity

        Preferred stock, $.001 par value; authorized 10,000,000 shares;
          none issued                                                                        -                     -

        Common stock, $.001 par value; 50,000,000 authorized, issued
          11,270,693 shares                                                             11,271                10,433

        Additional paid-in capital                                                   7,272,369             5,976,542

        Accumulated deficit                                                         (3,347,902)           (2,195,497)
                                                                               ----------------      ----------------

               Total stockholders' equity                                            3,935,738             3,791,478
                                                                               ---------------       ---------------

                                                                              $      8,144,341      $      7,330,998
                                                                               ===============       ===============

See Notes to Consolidated Financial Statements

                                      F-13

                                 Decorize, Inc.
                      Consolidated Statements of Operations
                       Years Ended June 30, 2003 and 2002

                                                            2003            2002
                                                        ------------    ------------

Net Sales                                               $ 15,404,514    $ 14,081,833

Cost of Goods Sold                                         9,614,317       9,140,368
                                                        ------------    ------------

Gross Profit                                               5,790,197       4,941,465
                                                        ------------    ------------

Operating Expenses
    Selling, general and administrative                    6,027,234       5,682,428
    Stock compensation expense                                37,500         753,893
    Depreciation and amortization                            214,955         125,433
                                                        ------------    ------------

                                                           6,279,689       6,561,754
                                                        ------------    ------------

Operating Loss                                              (489,492)     (1,620,289)
                                                        ------------    ------------

Other Income (Expense)
    Interest income                                            3,826           4,573
    Interest expense                                        (250,749)       (204,778)
    Amortization of debt discount                           (463,625)       (125,000)
    Other                                                     47,635         (38,648)
                                                        ------------    ------------

                                                            (662,913)       (363,853)
                                                        ------------    ------------

Loss Before Income Taxes                                  (1,152,405)     (1,984,142)
                                                        ------------    ------------

Provision for Income Taxes                                      --            32,700
                                                        ------------    ------------

Net Loss                                                $ (1,152,405)   $ (2,016,842)
                                                        ------------    ------------

Basic and Diluted Loss Per Share                        $      (0.11)   $      (0.20)
                                                        ============    ============

Basic and Diluted Weighted-Average Shares Outstanding     10,913,004      10,306,274
                                                        ============    ============

See Notes to Consolidated Financial Statements

                                      F-14

                                 Decorize, Inc.
                 Consolidated Statements of Stockholders' Equity
                       Years Ended June 30, 2003 and 2002

                                                                     Deficit
                                         Common Stock                Additional       Accumulated
                                    Shares         Par Value       Paid-in Capital      Deficit            Total
                                    ------         ---------       ---------------      -------            -----

Balance, June 30, 2001            10,000,000        $10,000         $3,214,761          $(178,655)         $3,046,106

Issuance of common stock in
   connection with the
   acquisition of Faith
   Walk Designs, Inc.                161,443            162            509,838                   -            510,000
Issuance of stock warrants                 -              -            124,000                   -            124,000
Allocation of proceeds from
   issuance of convertible
   note payable to warrants
   and beneficial conversion               -              -            750,000                   -            750,000
Compensation related to
   issuance of stock
   options to a non-employee               -              -             45,000                   -             45,000
Net proceeds from sale of
   common stock, net of
   offering costs $10,679            270,000            270            624,051                   -            624,321
Issuance of common stock
   for services                        1,331              1              2,999                   -              3,000
Stock compensation expense
   related to stock options
   issued under Equity
   Incentive Plan                          -              -            705,893                   -            705,893
Net loss

                                           -              -                  -         (2,016,842)        (2,016,842)
                                  ----------      ---------        -----------         -----------        -----------
Balance, June 30, 2002            10,432,774        $10,433         $5,976,542        $(2,195,497)         $3,791,478

Stock compensation expense
   related to stock options
   issued under Equity
   Incentive Plan                          -              -             32,500                   -             32,500
Compensatory issuance of
   common stock                       34,348             35             51,838                   -             51,873
Net proceeds from issuance
   of common stock                   803,571            803            898,989                   -            899,792
Discount recorded on
   amended convertible term
   note                                    -              -            312,500                   -            312,500
Net loss
                                           -              -                 -          (1,152,405)        (1,152,405)
                                  ----------     ----------      -------------     ---------------     --------------
Balances, June 30, 2003           11,270,693     $   11,271      $   7,272,369     $   (3,347,902)     $    3,935,738
                                  ==========     ==========      =============     ===============     ==============

See Notes to Consolidated Financial Statements

                                      F-15

                                 Decorize, Inc.
                      Consolidated Statements of Cash Flows
                       Years Ended June 30, 2003 and 2002

                                                                               2003         2002
                                                                          ------------  -------------
    Operating Activities
        Net income (loss)                                                 $(1,152,405)   $(2,016,842)
        Items not requiring (providing) cash
           Deferred income taxes                                                 --           32,700
           Depreciation and amortization                                      214,955        125,433
           Compensatory issuance of common stock and stock options             84,373        753,893
           Amortization of debt discount included in interest expense         463,625        125,000
           Loss (gain) on disposal of property and equipment                      991         (1,266)
        Changes in
           Trade accounts receivable                                         (248,542)     1,091,465
           Due from factor                                                   (194,872)    (1,730,802)
           Inventories                                                       (793,659)      (305,303)
           Prepaid expenses and other current assets                          (78,629)        30,615
           Accounts payable                                                   614,021        174,617
           Accrued expenses and other                                          39,223       (174,194)
                                                                          -----------    -----------
               Net cash used in operating activities                       (1,050,919)    (1,894,684)
                                                                          -----------    -----------

    Investing Activities
        Purchase of property and equipment                                   (166,209)      (129,534)
        Proceeds from disposal of property and equipment                        7,305         14,197
        Acquisition of Faith Walk Designs, Inc., net of cash acquired
                                                                                         -----------
                                                                                 --         (295,812)
                                                                          -----------    -----------
               Net cash used in investing activities                         (158,904)      (411,149)
                                                                          -----------    -----------

    Financing Activities
        Principal payments on long-term debt                                  (87,997)      (338,507)
        Proceeds from issuance of long-term debt                                 --          933,391
        Principal payments of stockholders' notes payable                    (131,463)       (51,505)
        Proceeds from issuance of stockholders' notes payable                    --          162,167
        Principal payments on capital lease obligations                       (40,154)       (17,514)
        Issuance of common stock, net of related expenses                     899,792        624,321
        Proceeds from issuance of common stock warrants                          --           44,000
        Payment of costs of ongoing stock registration                       (159,172)          --
        Advances from factor, net                                             702,461      1,008,372
                                                                          -----------    -----------
               Net cash provided by financing activities                    1,183,467      2,364,725
                                                                          -----------    -----------

    Increase (Decrease) in Cash and Cash Equivalents                          (26,356)        58,892

    Cash and Cash Equivalents, Beginning of Year                              148,072         89,180
                                                                          -----------    -----------

    Cash and Cash Equivalents, End of Year                                $   121,716    $   148,072
                                                                          ===========    ===========

    Supplemental Cash Flows Information
        Interest paid                                                     $   210,019    $   178,402
        Common stock warrants issued in connection with note payable      $   113,126    $   276,515
        Beneficial conversion option associated with note payable         $   199,374    $   473,485
        Promissory note issued to stockholder in exchange for repayment
          of note payable                                                 $   288,607           --
        Capital lease obligations incurred for property and equipment     $   124,328    $    60,173

See Notes to Consolidated Financial Statements

                                      F-16

                                 Decorize, Inc.
                          Notes to Financial Statements
                             June 30, 2003 and 2002

Note 1:           Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations

          Decorize, Inc. ("Decorize") and its subsidiaries, collectively (the
          "Company"), is a manufacturer and wholesaler of imported home furnishings and home accent items. Products are sold primarily to retailers in the United States.

    Principles of Consolidation

          The consolidated financial statements include the accounts of Decorize and its wholly owned subsidiaries, GuildMaster, Inc. and Faith Walk
          Designs, Inc. ("Faith Walk"). The results of operations of Faith Walk
          Designs, Inc. have been included in the consolidated financial statements from the effective date of the acquisition transaction (see
          Note 2). All significant intercompany accounts and transactions have been eliminated in consolidation.

    Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
          Actual results could differ from those estimates.

    Cash Equivalents

          The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2003 and
          2002, cash equivalents consisted primarily of certificates of deposit.

    Accounts Receivable

          Accounts receivable are stated at the amount billed to customers. The
          Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 to 60 days after the issuance of the invoice.
          Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Provision
          (credit) for bad debts was ($79,355) and $178,402 for the years ended
          June 30, 2003 and 2002, respectively.

          The Company has established relationships with several major customers. Sales to one customer accounted for 29.5% and 19.9% of total sales for the years ended June 30, 2003 and 2002, respectively.
          Sales for 2003 to another customer accounted for an additional 14.7%
          of total sales. The Company grants credit to customers who meet the
          Company's pre-established credit requirements and generally does not require collateral to secure payment of accounts receivable.

    Due From Factor

          Decorize and its subsidiaries regularly sell the majority of their accounts on a pre-approved, non-recourse basis under global factoring agreements. Accounts receivable sold are subject to pre-approval by the factor. The Company does not retain any interest in, or control of, the accounts receivable sold. The Company does not bear any credit risk relating to the sold receivables other than with regard to customer disputes that may require the Company to reacquire the disputed receivables from the factor. A portion of the sale proceeds is withheld by the factor for a period of time pursuant to the factoring agreement, which is reflected as due from factor on the consolidated balance sheet. Advances of amounts due from factor bear interest at prime, and may be offset against amounts due to the
          Company at the factor's option. The Company's factoring agreement includes certain financial targets, including a minimum consolidated tangible net worth measured

          at the end of each month and certain net income or loss thresholds for each fiscal year. The Company's net loss exceeded the target net loss thresholds for the year ended June 30, 2003, and on September 12,
          2003, the Company received a written waiver of that requirement for fiscal 2003 from the factor. At that time the factor also amended the factoring agreement to increase the allowable net loss for the fiscal year ended June 30, 2004.

    Inventory Pricing

          Inventories consist primarily of finished and unfinished home furnishings and accessories. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out
          (FIFO) method and includes the cost of ocean freight and docking fees.

    Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation and are depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. As required by Statement of Position 98-1, Accounting for Costs of
          Computer Software Developed or Obtained for Internal Use, the Company
          capitalized $167,088 related to computer software developed or obtained for internal use in 2002. Depreciation has been computed by applying the straight-line method to each asset category over their estimated lives, as follows:

                                                                                  Balance at          Balance at
                         Category                         Estimated Life        June 30, 2003       June 30, 2002
                                                                                -------------       -------------

           Automobiles                                          5 years        $         36,198    $         14,718
           Warehouse and production equipment                  5-7 years                 63,682              62,939
           Computer software                                    3 years                 167,088             167,088
           Office and computer equipment                       3-7 years                481,335             241,323
           Leasehold improvements                             Lease term                 77,521              71,606
                                                                                ---------------     ---------------

           Total                                                                        825,824             557,674
           Less accumulated depreciation                                                304,905             153,753
                                                                                ---------------     ---------------

           Property and equipment, net                                         $        520,919    $        403,921
                                                                                ===============     ===============

   Impairment of Long-lived Assets

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the estimated fair value of the assets. The
          Company's estimates of fair values are based on the best information available and require the use of estimates, judgments and projections as considered necessary. The actual results may vary significantly. No impairment losses have been recorded in 2003 and 2002.

    Goodwill

          Effective July 1, 2001, the Company adopted the provisions of
          Statement of Financial Accounting Standards No. 142, Goodwill and
          Other Intangible Assets (SFAS No. 142), which was issued by the
          Financial Accounting Standards Board (FASB) in July 2001. SFAS No. 142
          requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. SFAS No. 142 also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company has not recorded a charge as a result of the required impairment tests in 2003 and 2002, nor was amortization of goodwill required in any prior period.

    Income Taxes

          Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

    Revenue Recognition

          Revenue from the sale of the Company's products is recognized as products are delivered to customers. Any customer deposits relate to amounts received in advance from customers for unshipped orders.

    Advertising Costs

          The Company expenses advertising costs as they are incurred.
          Advertising expense for the years ended June 30, 2003 and 2002, was
          $38,161 and $349,086, respectively.

    Loss Per Share

          Basic and diluted loss per share are computed by dividing the net loss by the weighted-average number of common shares outstanding during the period and excludes the otherwise dilutive effects of outstanding stock options and warrants as their effects would be anti-dilutive.

    Stock-based Compensation

          At June 30, 2003 and 2002, the Company had a stock-based employee compensation plan, as more fully described in Note 9. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to
          Employees, and related Interpretations. Stock-based employee compensation cost is reflected in net income, as some options granted under those plans had an exercise price below the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value provisions of FASB Statement No.
          123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                         Year Ended June 30
                                                               2003                             2002
                                                   ------------------------------ ---------------------------------

            Net loss, as reported                        $        (1,152,405)           $        (2,016,842)
            Add stock-based employee
              compensation expense included in
              reported net income, net of  tax
              effects                                                 37,500                        734,390
            Less total stock-based employee
              compensation expense determined
              under the fair value based method                     (454,730)                    (1,254,590)
                                                          ------------------             ------------------

            Pro forma net loss                           $        (1,569,635)           $        (2,537,042)
                                                          ==================             ==================

            Loss per share

            Basic - as reported                          $             (0.11)           $             (0.20)
                                                          ==================             ==================

            Basic - pro forma                            $             (0.14)           $             (0.25)
                                                          ==================             ==================

            Diluted - as reported                        $             (0.11)           $             (0.20)
                                                          ==================             ==================

            Diluted - pro forma                          $             (0.14)           $             (0.25)
                                                          ==================             ==================

          The Company adopted Financial Accounting Standards Board
          Interpretation No. 44 (FIN 44), Accounting for Certain Transactions
          Involving Stock Compensation, an Interpretation of APB No. 25,
          effective July 1, 2000. In accordance with FIN 44, when an award is modified to accelerate vesting, a new measurement date results (see
          Note 9).

    Financial Instruments

          The carrying amounts of the Company's financial instruments, which consist principally of cash, accounts receivable, accounts payable and notes payable; approximate fair value.

    Recent Accounting Standards

          In August 2001, the FASB issued SFAS No. 144, Accounting for the
          Impairment or Disposal of Long-lived Assets and for Long-lived Assets to Be Disposed Of, which resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 had no impact on the
          Company's consolidated results of operations or financial position.

          The Company also adopted SFAS No. 148, Accounting for Stock-Based
          Compensation-Transition and Disclosure, in 2002. This standard amends the disclosure requirements of SFAS No. 123, requiring additional disclosures about stock-based compensation in the Company's financial statements. The adoption of SFAS No. 148 had no significant impact on the Company's results of operations or financial position.

Note 2:  Acquisition of Faith Walk Designs, Inc.

          On July 31, 2001, Faith Walk Designs, Inc. was merged with and into
          Step of Faith, Inc., a wholly owned subsidiary of Decorize, Inc. Step of Faith, Inc. then changed its name to Faith Walk Designs, Inc. Faith
          Walk has historically sourced its products in unpainted form from
          United States suppliers and added design finishing to them in Faith
          Walk's Houston, Texas manufacturing facility. However, under the
          Company's "direct ship" strategy, Faith Walk is creating designs and then sourcing finished products from the Company's suppliers in the far east and phasing out its domestic manufacturing operations.

          The purchase price was comprised of a 6.75% promissory note due July
          31, 2003 in the principal amount of $215,744, cash of $295,812 and
          161,443 shares in Decorize, Inc. common stock (valued at $510,000.)
          The acquisition was accounted for as a purchase, and the results of operations of Faith Walk Designs, Inc. have been included in the consolidated results of the Company since the acquisition date. The total cost of this acquisition, which was based on fair values of the net assets acquired is as follows:

           Accounts receivable                               $        327,467
           Inventories                                                514,679
           Prepaid expenses and other                                  13,156
           Property and equipment                                      70,945
           Goodwill                                                 1,132,989
           Accounts payable                                          (463,303)
           Accrued expenses                                            (5,709)
           Other liabilities                                          (81,492)
           Debt                                                      (487,177)
                                                              ---------------

           Total cost of net assets acquired                 $      1,021,555
                                                              ===============

          Pro forma results for the year ended June 30, 2002, would not be materially different from the actual results of operations due to the date of the Faith Walk acquisition, and are therefore not presented.

Note 3:  Inventories

                                                                      2003                  2002
                                                               --------------------  --------------------

           Raw materials                                         $        346,869      $        556,858
           Work-in-process                                                 33,273                 4,289
           Finished units                                               2,665,889             1,691,225
                                                                  ---------------       ---------------

                                                                 $      3,046,031      $      2,252,372
                                                                  ===============       ===============
Note 4:  Debt

                                                                      2003                  2002
                                                               --------------------  --------------------

           Note payable, bank (A)                                $        103,557      $        132,499
           Convertible note payable, net of discount (B)                  254,963               125,000
           Note payable, bank (C)                                              --               176,648
           Note payable, bank (D)                                              --               150,016
                                                                  ---------------       ---------------
                                                                          358,520               584,163
           Less current maturities                                        285,900               462,970
                                                                  ---------------       ---------------

                                                                 $         72,620      $        121,193
                                                                  ===============       ===============

          (A)  Note payable to bank in monthly installments of $3,201, including interest at the bank's prime rate plus 1% (5.00% at June 30,
               2003), through June 2007, secured by inventories and accounts receivable.

          (B)  The Company entered into a securities purchase agreement on
               February 26, 2002 with NestUSA. Under this agreement the Company issued a convertible term note in the amount of $750,000 and warrants to purchase an aggregate of 300,000 shares of common stock. The note accrues interest at 6% and requires equal monthly installments of principal and interest of $68,423 to be paid on the last day of each calendar month beginning on March 31, 2003, through February 2004. Within one year the holder of this note may convert all or any portion of the outstanding balance of this note, including accrued but unpaid interest, into shares of common stock. The price at which the note is convertible is $2.50 per share. The warrants have an exercise price of $3.00 per share. If the Company does not obtain certain financing by
               December 31, 2002, the warrant exercise price will be reduced to
               $1.50 per share. The warrants are exercisable until February 26,
               2005.

               The estimated fair value of the warrants and beneficial
               conversion terms related to this convertible note payable issued on February 26, 2002, amounted to $276,515 and $473,485,
               respectively and were recorded as a discount on the note. The discount is being amortized to interest expense over the two-year term of the convertible note payable using the interest method.

               On January 1, 2003, the $750,000 convertible term note was changed by the issuance of an amended and restated convertible term note. The amended and restated note created new payment terms, extended the conversion option through December 31, 2003, and required issuance of three year warrants for an additional
               216,000 shares of the Company's common stock at an exercise price of $2.80 per share that expire February 26, 2005. Interest accrues at the initial rate of 6.00% per annum, accrued and compounded annually. Principal and interest are payable monthly in the amount of $17,500 commencing on January 31, 2003,
               continuing until January 31, 2004, when the monthly payments increase to $53,351 through December 31, 2004, at which time the note is to be fully paid. In April 2003, the note holder agreed to defer $5,000 of the monthly payments of principal for April,
               May and June, which shall be paid as additional $5,000 principal payments in July, August and September of 2003.

               As of January 1, 2003, the estimated fair values of the warrants and beneficial conversion terms related to this convertible note were recognized as additional discounts to the carrying value of the note of $113,126 and $199,374, respectively, with an
               offsetting credit to paid-in capital. The

               aggregate discount on the convertible note as of January 1, 2003, was equal to its $750,000 face value. This discount is being amortized to interest expense over the revised note term using the interest method. During the years ended June 30, 2003 and
               2002, $463,625 and $125,000 was charged to interest expense relating to the amortization of discounts on this convertible note.

       (C)     Note payable to bank in monthly installments of $1,111 plus interest, at the bank's prime rate plus 1.25%, through September
               2002, secured by substantially all assets. This note was repaid in full by a stockholder on behalf of the Company during 2003.

       (D)     Note payable to bank in monthly installments of $10,000, plus interest at the bank's prime rate plus 1%, through September
               2002, secured by substantially all assets. This note was repaid in full by a stockholder on behalf of the Company during 2003

       The aggregate annual maturities of long-term debt at June 30, 2003, are as follows:

                                                                            Aggregate Principal
                                  Year Ended June 30                            Maturities
           --------------------------------------------------------------------------------------

                 2004                                                         $        444,798
                 2005                                                                  387,597
                                                                               ---------------

                 Total aggregate principal payments                                    832,395

                 Less current portion                                                  285,900
                 Less unamortized portion of debt discount                             473,875
                                                                               ---------------

                 Long-term debt                                               $         72,620
                                                                               ===============

        Notes payable to stockholders at June 30, 2003, consists of the following unsecured notes:

                                                                                   2003                  2002
                                                                            --------------------  --------------------

           Note payable (E)                                                   $        925,000      $        925,000
           Note payable (E)                                                            375,000               375,000
           Note payable (F)                                                            214,240               214,240
           Note payable (G)                                                            288,770                    --
           Note payable (H)                                                                 --               131,463
                                                                               ---------------       ---------------

                                                                              $      1,803,010      $      1,645,703
                                                                               ===============       ===============

        (E)    Stockholder notes payable, interest at prime plus 1%, due at maturity, July 31, 2004.

        (F)    Stockholder note payable, interest at 6.75% due at maturity, July
               31, 2004.

        (G)    Stockholder note payable bearing interest at 5.75%, due October
               25, 2005. This note was issued in exchange for the stockholder's payment of two notes payable to bank (see (C) and (D) above.

        (H)    Stockholder note payable, interest at prime, due at maturity,
               July 31, 2004. This note was repaid in full during 2003.

        The prime rate of interest at June 30, 2003 was 4.00%.

        A bank loan agreement requires the Company to maintain certain covenants, the more important of which restricts the purchase of its stock and payment of dividends.

Note 5:  Leases

        The Company leases various plant, office and showroom facilities and certain other equipment under agreements accounted for as operating leases. These leases expire through April 2008 and certain leases contain renewal options.

        The Company also leases equipment under agreements accounted for as capital leases. The assets under capital leases are amortized on a straight-line basis over the term of the lease, and lease amortization is included in depreciation expense. Property and equipment included
        $214,998 and $87,970 of assets under capital lease less $4,675 and
        $19,008 of accumulated depreciation at June 30, 2003 and 2002, respectively.

        Future minimum payments for noncancelable capital and operating leases with initial or remaining terms of one year or more at June 30, 2003, are as follows:

                                                                   Operating           Capital
                                                                    Leases              Leases
                                                                --------------------------------------

           2004                                                 $        360,653   $         71,298
           2005                                                          340,424             57,980
           2006                                                          309,505             38,117
           2007                                                          251,511             14,118
           2008 and beyond                                               256,468              5,911
                                                                 ---------------    ---------------

                                                                $      1,518,561            187,424
                                                                 ===============

           Less amount representing interest                                                 41,090
                                                                                    ---------------

           Present value of future minimum lease payments                                   146,334

           Less current portion                                                              49,200
                                                                                    ---------------

                                                                                   $         97,134
                                                                                    ===============
        Total rent expense incurred under operating leases amounted to $474,450 and $365,227 for the year ended June 30, 2003 and 2002, respectively.

Note 6:  Stockholders' Equity

        On August 4, 2001, the Decorize, Inc. board of directors authorized the issuance of up to 500,000 common stock purchase warrants to 11 former holders of Class B Units in Decorize.com, L.L.C. The warrants were exercisable for $2.00 per share. During 2002, 30,000 warrants were exercised for consideration of $60,000. The remaining 470,000 warrants expired June 30, 2003.

        In February 2002, the Company completed a private placement financing of
        $525,000 of restricted securities consisting of common stock and common stock warrants to accredited investors, which was exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act.
        The Company sold the shares and warrants as Units at prices between
        $2.25 and $2.50 per Unit, with each Unit consisting of one share of our common stock and one five-year warrant to purchase one share of our common stock for $4.00 per share. The minimum purchase was 20,000 Units for $50,000. On February 28, 2002 the Company closed the private placement subscriptions for 220,000 Units at a total selling price of
        $525,000.

        Also during fiscal 2002, the Company issued 20,000 shares of common stock for aggregate proceeds of $50,000.

        The Company agreed to prepare a registration statement covering the common stock issued pursuant to sale of the Units and the associated warrants. The Company further pledged to use its best efforts to cause the registration statement for the common stock to be made effective by the SEC and to maintain the effectiveness of the registration statement until all such common stock has been resold by the initial owners.
        During 2003, the Company has deferred $159,172 of costs related to this registration, which are included in

        other assets on the consolidated balance sheet. These costs will offset additional paid-in capital when the registration becomes effective, or will be charged to expense in the event that the registration is abandoned.

        In December 2002, the Company completed a private placement of 785,714 shares of common stock, and warrants to acquire an additional 785,714 shares of common stock at an initial exercise price of $2.80 per share.
        Each purchaser received a warrant to purchase one share of common stock for each share of common stock purchased in the private placement. The private placement was completed in two separate closings on November 19,
        2002 and December 2, 2002. The aggregate purchase price for the common stock and the warrants was $1,100,000, based on a price per share of common stock equal to $1.40. As a cost of this private offering, the
        Company paid $60,000 and issued 17,857 shares of common stock, together with warrants for an aggregate of 171,428 shares of common stock, as brokerage fees, to parties acting on the Company's behalf in such placement. The warrants are exercisable at $1.40 per share for 42,857 shares, at $2.80 per share for 42,857 shares, at $1.68 per share for
        42,857 shares and at $3.36 per share for 42,857 shares. All of the warrants have an exercise period of three years, except for the warrants exercisable for 42,857 shares at a price of $2.80 per share, which have an exercise period of five years.

Note 7:  Income Taxes

        The provision for income taxes includes these components:

                                                                                   2003                  2002
                                                                            --------------------  --------------------

           Taxes currently payable                                            $             --      $             --
           Deferred income taxes                                                            --                32,700
                                                                               ---------------       ---------------

                  Income tax expense                                          $              0      $         32,700
                                                                               ===============       ===============

        A reconciliation of income tax expense at the statutory rate to the
        Company's actual income tax expense is shown below:

                                                                                   2003                  2002
                                                                            --------------------  --------------------

           Computed at the statutory rate (34%)                               $       (391,206)     $       (674,608)
           Increase (decrease) resulting from
               Nondeductible expenses                                                   23,646               258,648
               State income taxes                                                      (42,810)              (48,447)
               Changes in the deferred tax asset valuation allowance                   416,912               520,700
               Other                                                                    (6,542)              (23,593)
                                                                               ---------------       ---------------

                  Actual tax expense                                          $              0      $         32,700
                                                                               ===============       ===============

        The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                                                   2003                  2002
                                                                            --------------------  --------------------
           Deferred tax assets
               Allowance for doubtful accounts                                $        109,261      $         81,760
               Accrued compensated absences                                             20,154                20,154
               Inventories                                                              48,703                49,102
               Capital lease obligations                                                13,305                22,121
               Net operating loss carryforwards                                        822,880               403,615
               Charitable contribution carryforwards and other                           7,671                 1,095
                                                                               ---------------       ---------------
                                                                                     1,021,974               577,847
                                                                               ---------------       ---------------
           Deferred tax liabilities
               Property and equipment                                                  (54,261)              (39,562)
               Prepaid expenses                                                        (30,101)              (17,585)
                                                                               ----------------      ---------------
                                                                                       (84,362)              (57,147)
                                                                               ---------------       ---------------

                  Net deferred tax asset before valuation allowance                    937,612               520,700
                                                                               ---------------       ---------------

                                                                                   2003                  2002
                                                                            --------------------  --------------------

           Valuation allowance
               Beginning balance                                                      (520,700)                   --
               (Increase) decrease during the period                                  (416,912)             (520,700)
                                                                               ---------------       ---------------

               Ending balance                                                         (937,612)             (520,700)
                                                                               ---------------       ---------------

                  Net deferred tax asset                                      $              0      $              0
                                                                               ===============       ===============

        For the years ended June 30, 2003 and 2002, the Company recorded a valuation allowance for the full amount of the net deferred tax asset otherwise recorded due to the losses causing uncertainty as to the realizability of the deferred tax assets in future years. As of June 30,
        2003 and 2002, the Company had approximately $2,160,000 and $1,060,000, respectively, of net operating loss carryforwards available to offset future federal income taxes. The carryforwards expire in varying amounts from 2021 to 2023, if unused. Utilization of the net operating loss carryforwards may be subject to certain limitations as a result of changes in ownership of the Company.

Note 8:  Profit-sharing Plan

    Profit-sharing Plan

        The Company has a 401(k) profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors. There were no Company contributions to the plan for 2003 or 2002.

Note 9:  Employee Stock Plans

    Stock Option Plan

        The Company has elected to follow APB Opinion No. 25, Accounting for
        Stock Issued to Employees, and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided under SFAS No. 123.

        The Company has a stock options plan (1999 Equity Incentive Plan)
        providing for incentive and nonqualified stock options up to which
        3,000,000 shares of common stock are available to issuance to employees, officers, directors, and consultants. Options granted under this plan may expire as much as 10 years from the date of the grant at prices determined by the Board of Directors.

        A summary of the Company's stock option activity and related information for the years ended June 30, 2003 and 2002 is presented below:

                                                             2003                                   2002
                                                                 Weighted Average                       Weighted Average
                                                   Shares         Exercise Price         Shares          Exercise Price
                                            -------------------------------------------------------------------------------

       Outstanding, beginning of year                  784,998         $ 1.97                 344,823      $  .99
           Granted                                     441,300           2.31                 454,700        2.73
           Exercised                                        --             --                      --          --
           Forfeited                                  (347,692)          2.01                 (14,525)       2.26
                                               ---------------                        ---------------

       Outstanding, end of year                        878,606           2.13                 784,998        1.97
                                               ===============                        ===============

       Options exercisable, end of year                476,637           1.86                 547,675        1.68

        The fair value of options granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                                   2003                  2002
                                                                            --------------------  --------------------

           Dividend per share                                                 $         --       $             --
           Risk-free interest rate                                                    4.3%             4.4% to 6%
           Weighted average expected life of options                          4 to 5 years           5 to 7 years
           Expected volatility of the Company's common stock market
              price                                                                 1.0084         0.516 to 0.463

           Weighted average fair value of options granted during the
              year                                                                   $1.82                 $1.58

        The following table summarizes information about stock options under the plan outstanding at June 30, 2003:

                                                     Options Outstanding                    Options Exercisable
                                             Weighted-Average
   Range of Exercise        Number        Remaining Contractual    Weighted Average      Number     Weighted Average
        Prices            Outstanding              Life             Exercise Price    Exercisable    Exercise Price
-----------------------------------------------------------------------------------------------------------------------

    $0.80 to $1.80           245,356            3.1 years               $0.93          223,354            $0.90
    $2.60 to $2.70           608,250            5.2 years               $2.53          228,283            $2.56
    $3.95 to $4.20            25,000            2.6 years               $4.00          25,000             $4.00

        The Company granted stock options to certain executives, employees and directors on various dates during 2003 and 2002. The exercise price of these options granted is equal to the market price on the date of the grant. There is no recorded expense related to grants of these options.

        On January 16, 2002, the Company granted options to an executive with an exercise price below the market price on the date of the grant. The
        Company has recorded $87,500 of stock compensation expense related to these options in fiscal 2002.

        On October 3, 2001, the Board of Directors approved the acceleration of vesting of 339,498 options granted June 29, 2001, held by certain current employees, including officers of the Company. These options have a 7-year life and originally vested on certain performance requirements being met. With the Board approval these options became fully vested as of June 29, 2002. Other than the changes in the vesting period, there was no other change in the terms of the original options as granted.

        FIN 44 requires, among other things, that stock options, which have been modified after December 15, 1998, to accelerate vesting, be accounted for with a new measurement date. Compensation is measured based on the award's intrinsic value at the date of modification and expenses over the new expected vesting period. As a result of the application of FIN
        44, the Company recorded a non-cash stock compensation expense of
        $618,394 in fiscal 2002. For 2003 and future periods, the Company will not have to record any additional stock compensation related to these options as they became fully vested on June 29, 2002.

        In 2002, the Company issued a warrant to purchase 150,000 shares of its common stock to an outside consultant for services rendered. The warrant has an exercise price of $3.00 per share and expires in November 2004.

Note 10:   Significant Estimates and Concentrations

        Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

    General Litigation

        The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

    Major Supplier

        The Company purchases approximately 37% of its principal products from one supplier. There are a limited number of suppliers for these products.

Note 11:   Employment Agreements

        As part of the GuildMaster, Inc. merger, employment agreements were entered into with two officers of the Company. The agreements are effective through June 2004 and prohibit the officers from competing against the corporation for two years after voluntarily terminating employment. One of the officers voluntarily ended his employment subsequent to June 30, 2003 (see Note 13.)

        In connection with the acquisition of Faith Walk (see Note 2) the
        Company entered into an employment agreement with a former officer of
        Faith Walk, dated July 31, 2001, with a term of four years which includes a two-year covenant-not-to-compete clause in the event that the officer voluntarily terminates employment. Bonuses, if any, are to be paid at the sole discretion of the Board of Directors.

Note 12:   Future Liquidity Needs

        The Company has incurred losses and recurring negative cash flows since formation. Management is considering several alternatives for mitigating these conditions during the next year. These include establishing and expanding relationships with key customers, selective reductions of operating overhead and seeking additional sources of equity and debt financing. On September 24, 2003, the Company received a commitment for an unsecured line of credit with maximum borrowings of $800,000, bearing interest at prime plus 1.25% and maturing September 30, 2004, from an officer of the Company and his wife.

Note 13:   Subsequent Events

        On July 9, 2003, the Company established a $150,000 90-day bank line of credit personally guaranteed by an officer of the Company.

        On July 17, 2003, a promissory note for $150,000 bearing interest at prime, due October 11, 2003 was issued to an officer of the Company in exchange for a loan of $150,000 cash from the officer.

        An officer voluntarily ended his employment with the Company effective
        August 25, 2003. The Company has agreed to pay a total of approximately
        $39,000 plus 65,000 shares of common stock in severance benefits to the officer between September 1, 2003, and March 1, 2004.